                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                GT Bicycles, Inc.
                                -----------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class and Securities)

                                    3622H101
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                               Robert E. Shields
                          Schwinn Holdings Corporation
                         c/o Questor Management Company
                           4000 Town Center, Suite 530
                              Southfield, MI 48075
                                 (248) 213-2200

           (Name and Address and Telephone Number to Person Authorized to receive Notices and Communications)

                                 with a copy to:

                              John C. Bennett, Jr.
                           Drinker Biddle & Reath LLP
                              1345 Chestnut Street
                           Philadelphia, PA 19107-3496
                                 (215) 988-2700


                                  June 22, 1998
                          -----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f)
                    or 13d-(g) check the following box: [ ]

CUSIP No. 3622H101                                                 Page 2 of 57


(1)     Names of Reporting Persons

        S.S. or I.R.S. Identification Nos. of Above Persons

        Schwinn Holdings Corporation                             52-2055603

(2)     Check the Appropriate Box if a Member of a Group  (See Instructions)

               (a)    | |

               (b)    | |

(3)     SEC Use Only

(4)     Source of Funds (See Instructions)  OO  (See Item 3 herein)

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) | |

(6)     Citizenship or  Place of Organization                    Delaware

Number of       (7)  Sole Voting Power            None
  Shares
Beneficially    (8)  Shared Voting Power          2,230,081 (See Item 5 herein)
 Owned by
   Each         (9)  Sole Dispositive Power       None (See Item 5 herein)
Reporting
  Person       (10)  Shared Dispositive Power     None
   With

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 2,230,081 shares (See Item 5 herein)

(12) Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) | |

(13)    Percent of Class Represented by Amount in Row 11  22.6%

(14)    Type of Reporting Person (See Instructions)              CO

               This Schedule 13D is being filed in connection with the proposed merger (the "Merger") of SPK Acquisition Corporation, a Delaware corporation ("Merger Sub"), which is a wholly-owned subsidiary of Schwinn Holdings Corporation, a Delaware corporation ("Schwinn"), with and into GT Bicycles, Inc., a Delaware corporation ("GT"), pursuant to which GT is to become a wholly-owned subsidiary of Schwinn. In connection with the execution of an Agreement and Plan of Merger, dated as of June 22, 1998, by and among Schwinn, GT and Merger Sub (the "Merger Agreement"), Schwinn and certain stockholders of GT (each a "Stockholder" and collectively, the "Stockholders") have entered into a Stockholders Agreement dated as of June 22, 1998 (the "Stockholders Agreement"), under which the Stockholders: (i) have agreed, among other things, to vote their shares of Common Stock, $.001 par value per share, of GT ("GT Common Stock") for adoption and approval of the Merger Agreement and the transactions contemplated therein and (ii) have granted Schwinn an option to purchase their shares of GT Common Stock at $8.00 per share in certain circumstances.

Item 1. Security and Issuer

               This Schedule 13D relates to the GT Common Stock. The address of the principal executive offices of GT is 2001 East Dyer Road, Santa Ana, CA 92705

Item 2. Identity and Background.

               This Schedule 13D is being filed by Schwinn. Schwinn is a holding company which acquired, in September 1997 and currently owns, all of the outstanding capital stock of Schwinn Cycling & Fitness Inc. Schwinn Cycling & Fitness Inc., headquartered in Boulder, Colorado, designs, produces and markets bicycles under the Schwinn and Yeti brands and also designs and markets a wide range of fitness equipment under the Schwinn name, including stationary bikes, steppers, rowers and weight equipment.

               Certain information concerning the directors and executive officers of Schwinn and the directors, executive officers and/or general partners of the various Questor entities controlling Schwinn (the "Questor Entities") is set forth in Exhibit A hereto and is incorporated herein by reference.

               During the last five years, neither Schwinn nor any of the Questor Entities nor, to the knowledge of Schwinn, any director or executive officer of Schwinn or any director, executive officer or general partner of any of such Questor Entities, has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was or is subject to a judgement, decree or final order enjoining future violations of , or prohibiting or mandating activities subject to, federal or state securities laws or which found any violation with respect to such laws.

               Each of the individuals referred to in Exhibit A is a United States citizen

Item 3. Source and Amount of Funds or Other Consideration.

               As set forth in the Stockholders Agreement, the consideration given by Schwinn in connection with the execution and delivery of such Agreement by the Stockholders who are a parties thereto was Schwinn's execution and delivery of the Merger Agreement.

               If the Option becomes exercisable and is exercised by Schwinn, it is presently contemplated that the exercise price would be paid out of internal funds of Schwinn and/or funds provided by the Questor Entities.

Item 4. Purpose of Transaction.

               (a)-(j): As of June 22, 1998, Schwinn and GT executed the Merger Agreement pursuant to which, among other things, upon the effective date of the
Merger: (i) the separate existence of Merger Sub will cease, (ii) each outstanding share of GT Common Stock (other than shares held by GT, Schwinn and its affiliates and dissenting shares) will be converted into $8.00 in cash,
(iii) GT will become a wholly-owned subsidiary of Schwinn and (iv) certain changes will be made in the Certificate of Incorporation, By-laws and directors and officers of GT. Consummation of the transactions contemplated by the Merger Agreement is subject to a number of conditions set forth in Article VIII of the Merger Agreement, including, without limitation, the securing of any necessary regulatory approvals and consummation by Schwinn of the financing contemplated in the Merger Agreement. As a result of the Merger, the GT Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and application will be made to remove the GT Common Stock from listing on NASDAQ. The foregoing is qualified in its entirety by reference to the Merger Agreement (including, without limitation, Articles II, III and VIII thereof), a copy of which Agreement is attached as Exhibit B hereto and incorporated herein by reference in its entirety.

               Pursuant to the provisions of the Merger Agreement, Bain Capital Fund IV, L.P., Bain Capital Fund IV-B, L.P., BCIP Associates and BCIP Trust Associates, L.P. (the "Stockholders") entered into the Stockholders Agreement with Schwinn. A copy of the Stockholders Agreement is attached as Exhibit C hereto and is incorporated herein by reference in its entirety. Pursuant to
Section 1 of the Stockholders Agreements, each Stockholder has agreed to vote all shares of GT Common Stock owned by such Stockholder for adoption and approval of the Merger Agreement and the transactions contemplated therein and to vote against acquisition proposals of third parties. The voting provisions of the Stockholders Agreement are to terminate upon the earlier of the effectiveness of the Merger and the termination of the Merger Agreement.

               Pursuant to Section 2 of the Stockholders Agreement, the Stockholders also have granted to Schwinn the option to purchase all of the Stockholders' shares of GT Common Stock at a price of $8.00 per share (the "Option"). The Option will not become exercisable unless and until certain specified events ("Purchase Events") occur, including: (i) commencement of a third party tender offer, or the filing of a registration statement for an exchange offer, the consummation of which would result in a third party having beneficial ownership of 50% or more of the outstanding GT Common Stock,
(ii) GT or its Board of Directors (including any committee of the Board) shall have taken, or evidenced the intention of taking, certain specified actions to recommend or approve an acquisition proposal from a person other than Schwinn, or the Board shall have withdrawn its recommendation of the Merger, (iii) any person (other than Schwinn and the Stockholders) shall have acquired, or shall have acquired the right to acquire, beneficial ownership of 50% or more of the outstanding GT Common Stock or (iv) with respect to a particular Stockholder, such Stockholder shall have materially breached its obligations under the Stockholders Agreement.

               The Option terminates on the earliest to occur of: (w) the effective time of the Merger, (x) the termination of the Merger Agreement by mutual consent, (y) the entry of a nonappealable court order restraining, enjoining or prohibiting the Merger, and (z) six months following termination of the Merger Agreement for any other reason. If Schwinn exercises the Option, purchases the Stockholders' shares of GT Common Stock and within 180 days thereafter sells or otherwise disposes of such shares at a net profit, Section 2(h) of the Stockholders Agreement requires Schwinn to pay the Stockholders 50% of such net profit; provided, however, that such obligation to split the net profits with the Stockholders will not apply to a transaction with an affiliate of Schwinn or to a sale or other disposition by Schwinn in connection with the consummation of an "Acquisition Proposal" (as defined in Section 6.3 of the Merger Agreement) which would include, without limitation, the acquisition of GT by a third party and any tender offer or exchange offer for capital stock of GT.

               The Stockholders Agreement further provides, among other things, that the Stockholders will not sell or otherwise dispose of the GT Common Stock owned by them other than pursuant to the terms of the Merger, or enter into any voting arrangement (whether by proxy, voting trust or otherwise) in connection with any other Acquisition Proposal.

               The foregoing is qualified in its entirely by reference to the Stockholders Agreement (including, without limitation, Sections 1 and 2 thereof), a copy of which is attached as Exhibit C hereto and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

               (a)-(e): Pursuant to the Stockholders Agreement, Schwinn may be deemed to have beneficial ownership (in accordance with Rule 13d-3 under the Exchange Act) of 2,230,081 shares, or 22.6%, of the GT Common Stock outstanding as of June 22, 1998. Subject to the voting, option and nonalienation provisions of the Stockholders Agreement described in response to Item 4 above, the Stockholders have retained the right to vote and the power to direct the vote, and the right to receive and the power to direct the receipt of dividends from, or the proceeds from their sale of, their shares of GT Common Stock.

               Other than as described in response to Item 4 above (which description is incorporated herein by reference), there have been no transactions in shares of GT Common Stock within the past 60 days by Schwinn or the other persons named in response to Item 2 above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               The descriptions of the Merger Agreement and the Stockholders Agreements set forth in response to Item 4 above and the texts of the Merger Agreement and the Stockholders Agreement attached as exhibits hereto are incorporated herein by reference in their entirety.

Item 7. Material to be Filed as Exhibits.

               A. Certain information concerning the directors and executive officers of Schwinn and the directors, executive officers and/or general partners of the Questor Entities.

               B. Agreement and Plan of Merger, dated as of June 22, 1998, by and among Schwinn, Merger Sub and GT.

               C. Stockholders Agreement, dated as of June 22, 1998, by and among Schwinn, GT and the Stockholders.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth is true, complete and correct.

Dated:  June 30, 1998


                                              SCHWINN HOLDINGS CORPORATION


                                              By:     /s/ Robert E. Shields
                                                  ------------------------------
                                                  Name: Robert E. Shields
                                                        President

                                  EXHIBIT INDEX

Exhibit A - Certain information concerning the directors and executive officers of Schwinn and the directors, executive officers and/or general partners of the Questor Entities.

Exhibit B - Agreement and Plan of Merger, dated as of June 22, 1998, by and among Schwinn, Merger Sub and GT.

Exhibit C - Stockholders Agreement, dated as of June 22, 1998, by and among Schwinn, GT and the Stockholders.

                                    Exhibit A

     Certain Information Concerning the Directors and Executive Officers of
              Schwinn and the Directors, Executive Officers and/or
                    General Partners of the Questor Entities


        The directors and executive officers of Schwinn are as follows:

              Robert E. Shields - President and a Director
              Kevin G. Keenley - Vice President, Treasurer and a Director Frederick L. McDonald, II - Secretary and a Director

        The majority of the outstanding capital stock of Schwinn is owned by Questor Partners Fund, L.P., a Delaware limited partnership ("Questor Partners"), and Questor Side-by-Side Partners, L.P., a Delaware Limited Partnership ("Questor SBS").

Questor Partners and Questor SBS were formed to acquire interests in, among others, underperforming companies and other special situations. The general partner of Questor Partners is Questor General Partner, L.P., a limited partnership organized under the laws of Delaware ("QGP"), whose sole business is to act as a general partner of Questor Partners. The general partner of QGP is Questor Principals, Inc., a Delaware corporation, the business of which is to act as general partner of QGP and of Questor SBS. Day-to-day management of Questor Partners and Questor SBS is conducted by Questor Management Company, a Delaware corporation.

        The sole directors and shareholders of Questor Principals, Inc. and Questor Management Company are Jay Alix, Melvyn N. Klein, Dan W. Lufkin and Edward L. Scarff. Mr. Alix, who also serves as President and Chief Executive Officer of Questor Principals, Inc. and Questor Management Company, is the founder and for the past five years has been a principal of Jay Alix & Associates, a nationally-recognized turnaround and crisis management firm based in Southfield, Michigan, with additional offices in New York and Chicago. Mr. Klein is a merchant banker and attorney who currently acts, and for the past five years has acted, as the managing general partner of GKH Investments, L.P., a $550 million equity investment partnership. Mr. Lufkin was a co-founder of Donaldson, Lufkin & Jenrette and is currently, and for the past five years has been, a private investor. Mr. Scarff is a former president of Transamerica Corporation and is currently, and for the past five years has been, a private investor. The executive officers of the Questor entities are Mr. Alix and Robert
E. Shields. Before joining the Questor entities in late 1994, Mr. Shields was a partner in the Philadelphia-based law firm of Drinker Biddle & Reath LLP, where at various times during his last five years at the firm he served as chief financial officer, a managing partner and head of the firm's business and finance group.

        The principal offices of Questor Partners, Questor SBS, QGP and Questor Principals, Inc. are located at 103 Springer Building, 3411 Silverside Road, Wilmington, Delaware 19810. The principal offices of Questor Management Company are located at 4000 Town Center, Suite 530, Southfield, Michigan 48075.

                                   EXHIBIT B



                          AGREEMENT AND PLAN OF MERGER

                           DATED AS OF JUNE 22, 1998
                                  BY AND AMONG
                         SCHWINN HOLDINGS CORPORATION,
                          SPK ACQUISITION CORPORATION
                                      AND
                               GT BICYCLES, INC.

                               TABLE OF CONTENTS

                                                                                PAGE
                                                                                ----
ARTICLE I     THE MERGER......................................................    1
  Section  1.1.   The Merger..................................................    1
  Section  1.2.   Closing.....................................................    1
  Section  1.3.   Effective Time of the Merger................................    2
  Section  1.4.   Effects of the Merger.......................................    2
  Section  1.5.   Subsequent Actions..........................................    2

ARTICLE II    EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT        2
              CORPORATIONS....................................................
  Section  2.1.   Conversion of Shares........................................    2
  Section  2.2.   Surrender and Payment.......................................    3
  Section  2.3.   Dissenting Shares...........................................    4
  Section  2.4.   Lost Certificates...........................................    5
  Section  2.5.   Adjustment of Merger Consideration and Option                   5
                  Consideration...............................................

ARTICLE III   THE SURVIVING CORPORATION.......................................    5
  Section  3.1.   Certificate of Incorporation................................    5
  Section  3.2.   Bylaws......................................................    5
  Section  3.3.   Directors and Officers......................................    5

ARTICLE IV    REPRESENTATIONS AND WARRANTIES OF THE COMPANY...................    6
  Section  4.1.   Corporate Existence and Power...............................    6
  Section  4.2.   Corporate Authorization.....................................    6
  Section  4.3.   Authorizations..............................................    6
  Section  4.4.   Non-Contravention...........................................    6
  Section  4.5.   Capitalization..............................................    7
  Section  4.6.   Subsidiaries................................................    8
  Section  4.7.   SEC and Related Filings.....................................    8
  Section  4.8.   Company Financial Statements................................    8
  Section  4.9.   Disclosure Documents; Information Supplied..................    9
  Section  4.10.  Absence of Certain Changes..................................    9
  Section  4.11.  Litigation..................................................    9
  Section  4.12.  Compliance with Laws........................................    9
  Section  4.13.  Product Design..............................................   10
  Section  4.14.  Real Property...............................................   10
  Section  4.15.  Personal Property...........................................   10
  Section  4.16.  Contracts...................................................   10
  Section  4.17.  Insurance...................................................   11
  Section  4.18.  Intellectual Property.......................................   11
  Section  4.19.  Taxes.......................................................   11
  Section  4.20.  Employee Benefits...........................................   12
  Section  4.21.  Labor Matters...............................................   14
  Section  4.22.  Environmental Matters.......................................   14
  Section  4.23.  Absence of Undisclosed Liabilities..........................   15
  Section  4.24.  Opinion of the Company's Financial Advisor..................   15
  Section  4.25.  Brokers.....................................................   15
  Section  4.26.  Board Recommendation; Section 203; Required Vote............   15
  Section  4.27.  Prior Negotiations..........................................   16

                                                                                PAGE
                                                                                ----
  Section  4.28.  Certain Business Practices..................................   16
  Section  4.29.  Affiliate Transactions......................................   16
  Section  4.30.  Full Disclosure.............................................   16

ARTICLE V     REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER                17
              SUBSIDIARY......................................................
  Section  5.1.   Corporate Existence and Power...............................   17
  Section  5.2.   Corporate Authorization.....................................   17
  Section  5.3.   Authorizations..............................................   17
  Section  5.4.   Non-Contravention...........................................   17
  Section  5.5.   Information Supplied........................................   17
  Section  5.6.   Financing...................................................   18
  Section  5.7.   Brokers.....................................................   18
  Section  5.8.   Parent Financial Statements.................................   18
  Section  5.9.   Absence of Certain Changes..................................   18
  Section  5.10.  Litigation..................................................   18
  Section  5.11.  Solvency....................................................   18
  Section  5.12.  Full Disclosure.............................................   18

ARTICLE VI    CONDUCT OF BUSINESS PENDING THE MERGER..........................   18
  Section  6.1.   Conduct of Business.........................................   18
  Section  6.2.   Notice of Certain Events....................................   20
  Section  6.3.   No Solicitation.............................................   20

ARTICLE VII   ADDITIONAL AGREEMENTS...........................................   22
  Section  7.1.   HSR Act.....................................................   22
  Section  7.2.   Company Proxy Statement.....................................   22
  Section  7.3.   Stockholders Meeting........................................   22
  Section  7.4.   Access to Information; Confidentiality......................   23
  Section  7.5.   Consents; Approvals.........................................   23
  Section  7.6.   Indemnification and Insurance...............................   23
  Section  7.7.   Employee Benefits...........................................   24
  Section  7.8.   Notification of Certain Matters.............................   24
  Section  7.9.   Further Action..............................................   24
  Section  7.10.  Public Announcements........................................   24
  Section  7.11.  Transfer Taxes..............................................   25
  Section  7.12.  Accountant's Letters........................................   25
  Section  7.13.  NNM Listing.................................................   25
  Section  7.14.  Financing...................................................   25
  Section  7.15.  Retention Policy............................................   25

ARTICLE VIII  CONDITIONS TO CLOSING...........................................   25
  Section  8.1.   Conditions to Obligation of Each Party to Effect the           25
                  Merger......................................................
  Section  8.2.   Additional Conditions to Obligations of Parent and Merger      26
                  Subsidiary..................................................
  Section  8.3.   Additional Conditions to Obligation of the Company..........   27

ARTICLE IX    TERMINATION.....................................................   27
  Section  9.1.   Termination.................................................   27
  Section  9.2.   Effect of Termination.......................................   28
  Section  9.3.   Fees and Expenses...........................................   29

ARTICLE X     GENERAL PROVISIONS..............................................   29

                                                                                PAGE
                                                                                ----
  Section 10.1.   Effectiveness of Representations and Warranties.............   29
  Section 10.2.   Survival....................................................   29
  Section 10.3.   Notices.....................................................   29
  Section 10.4.   Certain Definitions.........................................   30
  Section 10.5.   Amendment...................................................   33
  Section 10.6.   Waiver......................................................   34
  Section 10.7.   Headings....................................................   34
  Section 10.8.   Specific Performance........................................   34
  Section 10.9.   Severability................................................   34
  Section 10.10.  Entire Agreement............................................   34
  Section 10.11.  Assignment; Guarantee of Merger Subsidiary Obligations......   34
  Section 10.12.  Parties In Interest.........................................   34
  Section 10.13.  Failure or Indulgence Not Waiver; Remedies Cumulative.......   34
  Section 10.14.  Governing Law...............................................   34
  Section 10.15.  Counterparts................................................   35

EXHIBITS

     Exhibit 3.1 -- Form of Certificate of Incorporation of the Surviving
                    Corporation

     Exhibit 8.2(f) -- Form of legal opinion of Stradling Yocca Carlson & Rauth

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (the "Agreement"), is made and entered into as of June 22, 1998, by and among GT Bicycles, Inc., a Delaware corporation (the "Company"), Schwinn Holdings Corporation, a Delaware corporation ("Parent"), and SPK Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Subsidiary").

     WHEREAS, the respective Boards of Directors of Parent, Merger Subsidiary and the Company have approved the merger of Merger Subsidiary into the Company (the "Merger"), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), whereby each issued and outstanding share of common stock, $.001 par value per share, of the Company (the "Company Common Stock" or the "Shares"), excluding Shares owned, directly or indirectly, by the Company or any Subsidiary (as defined herein) of the Company or by Parent, Merger Subsidiary or any other Subsidiary of Parent and Dissenting Shares (as defined herein), shall be converted into the right to receive the Merger Consideration (as defined herein); and

     WHEREAS, the Board of Directors of the Company has unanimously determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair and in the best interests of the stockholders of the Company, and has resolved to recommend approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby by such stockholders; and

     WHEREAS, Parent and Merger Subsidiary are unwilling to enter into this Agreement unless, contemporaneously with the execution and delivery of this Agreement, certain beneficial and record holders of the Company Common Stock enter into agreements (collectively, the "Stockholders Agreement") providing for such holders to support the transactions contemplated by this Agreement and providing Parent with the option, under certain circumstances, to acquire the Shares owned by such persons, and each such stockholder has executed and delivered the Stockholders Agreement; and

     WHEREAS, each of Parent, Merger Subsidiary and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the consummation thereof.

     NOW, THEREFORE, in consideration of the foregoing and the mutual promises, representations, warranties, covenants and agreements herein contained, the parties hereto, intending to be legally bound, hereby agree as follows (certain capitalized terms used herein are defined in Section 10.4):

                                   ARTICLE I

                                   THE MERGER

     SECTION 1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Subsidiary shall be merged with and into the Company at the Effective Time (as defined herein). At the Effective Time, the separate corporate existence of Merger Subsidiary shall cease, and the Company shall continue its corporate existence under the laws of the State of Delaware as the surviving corporation. (Merger Subsidiary and the Company are sometimes hereinafter referred to as "Constituent Corporations" and the Company, after giving effect to the Merger, is sometimes hereinafter referred to as the "Surviving Corporation.")

     SECTION 1.2. Closing. Unless this Agreement shall have been terminated and the transactions contemplated hereby shall have been abandoned pursuant to
Section 9.1, the closing of the Merger (the "Closing") shall take place at 10:00 a.m. (local time) on the third business day following satisfaction or, if permissible, waiver of all of the conditions set forth in Article VIII hereof at the offices of Stradling Yocca Carlson & Rauth at 660 Newport Center Drive, Suite 1600, Newport Beach, California 92660, unless another date, time or place is agreed to in writing by the parties hereto. At the time of the Closing, the Company and Merger Subsidiary will file a certificate of merger in such form as may be required by, and executed and acknowledged in accordance with, the DGCL with the Secretary of State of the State of Delaware and make all other filings or recordings required by the DGCL in connection with the Merger.

     SECTION 1.3. Effective Time of the Merger. The Merger shall, subject to the DGCL, become effective as of such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such time thereafter as is provided in the certificate of merger (the "Effective Time").

     SECTION 1.4. Effects of the Merger. From and after the Effective Time, the Merger shall have the effects set forth in the applicable sections of the DGCL.

     SECTION 1.5. Subsequent Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Subsidiary acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out the purposes and intents of this Agreement, the officers and directors of the Surviving Corporation are hereby authorized to execute and deliver, in the name and on behalf the Company and the Merger Subsidiary, all such deeds, bills of sale, assignments and assurances and to take, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to or under such rights, properties or assets in the Surviving Corporation and otherwise to carry out the transactions contemplated by this Agreement.

                                   ARTICLE II

   EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS

     SECTION 2.1. Conversion of Shares. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, automatically by virtue of the Merger and without any further action on the part of any party hereto or the holder of any shares of capital stock of the Company or Merger
Subsidiary:

          (a) Each Share owned by the Company, Parent, Merger Subsidiary or any Subsidiary of any of the Company, Parent or Merger Subsidiary (which shall not include Shares owned by the Company's Employee Stock Purchase Plan) immediately prior to the Effective Time shall be canceled and retired and shall cease to exist and no consideration shall be delivered or deliverable in exchange therefor.

          (b) Each share of common stock of Merger Subsidiary issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

          (c) Each Share issued and outstanding immediately prior to the Effective Time shall, except as otherwise provided in Section 2.1(a) or as provided in Section 2.3 with respect to Dissenting Shares, be converted into the right to receive $8.00 in cash without interest (the "Merger Consideration") payable to the holder thereof upon the surrender of the certificate formerly representing such Share, less any required withholding of Taxes.

          (d) All Shares issued and outstanding immediately prior to the Effective Time, when converted as provided in this Section 2.1, shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously evidencing such Shares, excluding Shares described in Section 2.1(a) and Dissenting Shares, shall thereafter represent only the right to receive the Merger Consideration. From and after the Effective Time the holders of certificates evidencing Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to the Company Common Stock except as otherwise provided herein or as required by Law.

          (e) Upon the consummation of the Merger, each option to acquire Shares outstanding immediately prior to the Effective Time under the Company's stock option plans or similar arrangements (as listed in Section 4.5 of the Company's Disclosure Schedule), whether vested or unvested (each, an "Option," and collectively, the "Options"), shall automatically become immediately exercisable and each holder of an

     Option shall have the right to receive from the Surviving Corporation in respect of each Share underlying such Option, less any required withholding of Taxes, a cash payment in an amount equal to the positive difference (if any) between the Merger Consideration and the exercise price per Share applicable to such Option as stated in the applicable stock option agreement or other document (the "Option Consideration"). The Company shall take such other actions (including, without limitation, giving requisite notices to holders of Options advising them of such accelerated exercisability and right to obtain payment for their respective Options) as are necessary to fully advise holders of Options of their rights and to facilitate their timely exercise of such rights. From and after the Effective Time, other than as expressly set forth in this Section 2.1(e), the holders of Options shall cease to have any rights in respect to such Options other than to receive payment for his or her Options as set forth herein.

          (f) If the Merger is not consummated by September 1, 1998 and the warrant to purchase Company Common Stock issued by the Company to Bank of America (the "Bank of America Warrant") becomes partially exercisable, upon consummation of the Merger the holder of the Bank of America Warrant shall have the right to receive from the Surviving Corporation in respect of each Share then purchasable under the Bank of America Warrant, less any required withholding of Taxes, a cash payment in an amount equal to the positive difference (if any) between the Merger Consideration and the exercise price per Share provided for in such warrant.

     SECTION 2.2. Surrender and Payment.

     (a) Prior to the Effective Time, Parent shall appoint a bank or trust company (the "Exchange Agent") to act as agent for the holders of Shares and Options for the purpose of exchanging certificates representing such Shares for the Merger Consideration and distributing the Option Consideration. The fees and expenses of the Exchange Agent shall be paid by the Parent. Parent shall contribute to Merger Subsidiary, which in turn shall pay to the Exchange Agent for the benefit of the holders of Shares and Options, at or prior to the Effective Time, an amount equal to the aggregate Merger Consideration and Option Consideration necessary to pay amounts due to the holders of the Shares and Options pursuant to Section 2.1 (the "Exchange Fund"). For purposes of determining the Merger Consideration to be paid to the Exchange Agent, Parent shall assume that no holder of Shares will perfect his right to demand cash payment of the fair market value of his Shares pursuant to Section 262 of the DGCL. As promptly as practicable after the Effective Time, the Surviving Corporation shall send, or shall cause the Exchange Agent to send, to each record holder of Shares and/or Options, as appropriate, immediately prior to the Effective Time, (i) notice of the effectiveness of the Merger, (ii) a letter of transmittal, which shall be a form reasonably acceptable to the Company, for use in effecting the surrender of certificates representing Shares in exchange for payment of the Merger Consideration therefor and in effecting the cancellation of Options in exchange for payment of the Option Consideration therefor (which, with respect to certificates representing Shares, shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of such certificates to the Exchange Agent), and (iii) instructions for use in effecting surrender of certificates representing Shares and cancellation of Options. Upon surrender of a certificate representing Shares for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other customary documents as may reasonably be required pursuant to the Exchange Agent's instructions, the holder of such certificate shall be entitled to receive in respect thereof cash in an amount equal to the product of (x) the number of Shares represented by such certificate and (y) the Merger Consideration, less any required withholding of Taxes, and the certificate so surrendered shall forthwith be canceled. Upon receipt from the holder of an Option by the Exchange Agent of a duly executed letter acknowledging termination and cancellation of such holder's Option, in a form reasonably acceptable to Parent, the holder of such Option shall be entitled to receive in respect thereof cash in an amount equal to the product of (x) the number of Shares underlying such Option and (y) the Option Consideration, less any required withholding of Taxes, and such Options so surrendered shall forthwith be canceled. No interest shall be paid or accrued on the Merger Consideration or Option Consideration. The Exchange Fund shall not be used for any other purpose, except as provided in this Agreement.

     (b) If any portion of the Merger Consideration is to be paid to a person other than the registered holder of the Shares represented by the certificates surrendered in exchange therefor, it shall be a condition to such payment that the certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the person requesting such payment shall pay any transfer or other Taxes required as a result of such payment to a person other than the registered holder of such Shares or establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable.

     (c) After the Effective Time, there shall be no further transfer on the records of the Company or its transfer agent of Shares. If, after the Effective Time, certificates representing Shares are presented to the Surviving Corporation for transfer, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth in, this Article II.

     (d) Any portion of the Exchange Fund that remains unclaimed by the holders of Shares or Options six months after the Effective Time shall be delivered to the Surviving Corporation, upon the Surviving Corporation's demand, and any such holder who has not exchanged his Shares or Options for the Merger Consideration or Option Consideration in accordance with this Section 2.2 prior to that time shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration or Option Consideration in respect of his Shares or Options. Notwithstanding the foregoing, neither Parent nor the Surviving Corporation shall be liable to any holder of Shares or Options for any amount paid to a Governmental Authority pursuant to and in accordance with the requirements of applicable abandoned property, escheat or similar Laws.

     (e) Parent shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the consideration otherwise payable pursuant to this Agreement to any holder of Shares or Options such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares or Options in respect of which such deduction and withholding was made.

     (f) From time to time at or after the Effective Time, the Surviving Corporation shall take all lawful action necessary to make or cause to be made the cash payments, if any, required to be made to holders of Dissenting Shares.

     (g) The Exchange Agent shall invest portions of the Exchange Fund as the Surviving Corporation directs in obligations of or guaranteed by the United States of America, in commercial paper obligations receiving the highest investment grade rating from both Moody's Investors Services, Inc. and Standard & Poor's Ratings Service, or in certificates of deposit, bank repurchase agreements or banker's acceptances of commercial banks with capital exceeding $1,000,000,000 (collectively, "Permitted Investments"); provided, however, that the maturities of the Permitted Investments shall be such as to permit the Exchange Agent to make prompt payment to former holders of Shares and Options entitled thereto as contemplated by this Article II. All earnings on the Permitted Investments shall be paid to the Surviving Corporation. If for any reason (including losses) the Exchange Fund is inadequate to pay the amounts to which holders of Shares and Options shall be entitled under this Article II, the Surviving Corporation shall in any event be liable for payment thereof.

     SECTION 2.3. Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to and has demanded and perfected his right of appraisal for such Shares in accordance with Section 262 of the DGCL (the "Dissenting Shares") shall not be converted into the right to receive the Merger Consideration as provided in Section 2.1(c), unless and until such holder withdraws or otherwise loses his right to an appraisal of the Shares and payment under the DGCL. Such Shares instead shall, from and after the Effective Time, represent only the right to receive payment of the appraised value of such Shares in accordance with the provisions of such Section 262 of the DGCL, except that if, after the Effective Time, any such holder withdraws or loses his right to an appraisal of the Shares under the DGCL, such Shares shall thereupon be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration, without interest thereon, upon surrender of the certificate or certificates formerly representing such Shares, less any required withholding of Taxes. The Company shall give all notices required under
Section 262 of the DGCL and otherwise comply with the requirements of Section 262 of the DGCL. In addition, the Company shall give Parent (i) prompt notice of any written demands for appraisal of any Shares, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal of the Shares or settle or offer to settle any such demands.

     SECTION 2.4. Lost Certificates. In the event any certificate representing any Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and upon satisfaction of the conditions set forth below, the holder of such lost, stolen or destroyed certificate shall be entitled to receive in accordance with the terms of this Agreement the total Merger Consideration payable in respect of the Shares evidenced by such certificate. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom the Merger Consideration is to be paid shall, as a condition precedent to the payment thereof, give the Surviving Corporation a bond satisfactory to the Surviving Corporation in such sum as it may direct or otherwise indemnify the Surviving Corporation in a manner satisfactory to the Surviving Corporation against any claim that may be made against the Company, Parent, Merger Subsidiary or the Surviving Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

     SECTION 2.5. Adjustment of Merger Consideration and Option
Consideration. The Merger Consideration payable pursuant to Section 2.1(c) and the Option Consideration payable pursuant to Section 2.1(e) have been calculated based upon the representations and warranties made by the Company in Section
4.5. Without limiting the effect of the failure of the representations and warranties made by the Company in Section 4.5 to be true and correct, in the event that, at the Effective Time, the actual number of shares of Company Common Stock and Company Preferred Stock outstanding and/or the actual number of shares of Company Common Stock and Company Preferred Stock issuable upon the exercise of outstanding Options, warrants or similar agreements or upon conversion of securities (including without limitation, as a result of any stock split, stock dividend, including any dividend or distribution of securities convertible into Shares, or a recapitalization) is more than as described in Section 4.5 (except as contemplated by Section 2.1(f) or as may result from the exercise or conversion of any currently outstanding Options, warrants or similar agreements described in Section 4.5), the Merger Consideration and the Option Consideration shall be appropriately adjusted downward.

                                  ARTICLE III

                           THE SURVIVING CORPORATION

     SECTION 3.1. Certificate of Incorporation. At the Effective Time, the Certificate of Incorporation of the Company as in effect immediately prior to the Effective Time shall be amended in its entirety to read as provided in
Exhibit 3.1 hereto and shall be the Certificate of Incorporation of the Surviving Corporation until amended in accordance with applicable law.

     SECTION 3.2. Bylaws. At the Effective Time, the Bylaws of Merger Subsidiary as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until amended in accordance with applicable law.

     SECTION 3.3. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, the officers and directors of Merger Subsidiary immediately prior to the Effective Time shall comprise all of the officers and directors of the Surviving Corporation.

                                   ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to Parent and Merger Subsidiary that:

     SECTION 4.1. Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has all requisite corporate power and authority and all material licenses, authorizations, certificates, consents and approvals of Governmental Authorities (collectively, "Licenses") required to own, lease and operate its properties and assets and to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the properties and assets owned, leased or operated by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified and in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company has heretofore delivered to Parent true and complete copies of the Company's Certificate of Incorporation and Bylaws as currently in effect.

     SECTION 4.2. Corporate Authorization. The Company has all requisite corporate power and authority to execute, deliver and perform this Agreement and to carry out the transactions contemplated hereby and the execution, delivery and performance by the Company of this Agreement have been duly authorized by all necessary corporate action, except for the affirmative vote of the holders of a majority of the outstanding Shares entitled to vote on the Merger. This Agreement has been duly executed and delivered by the Company and, subject to receipt of the approvals specified in Section 4.3 herein and subject to the approval of the Merger by a majority of the outstanding Shares entitled to vote thereon, constitutes a valid, legal and binding agreement of the Company enforceable against the Company in accordance with its terms, except as the enforceability of this Agreement may be subject to or limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to or affecting the rights of creditors, and (ii) general equitable principles, regardless of whether the issue of enforceability is considered in a proceeding in equity or at law.

     SECTION 4.3. Authorizations. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no consent, approval, order or authorization of, or registration, declaration or filing with or notice to any Person by or with respect to the Company or its Subsidiaries, other than (i) the filing of a certificate of merger in accordance with the DGCL, (ii) compliance with any applicable requirements of the HSR Act, (iii) compliance with any applicable requirements of the Exchange Act and the Securities Act, (iv) any consent, approval, order or authorization of, or registration, declaration or filing with or notice to any foreign Governmental Authority relating to the Merger, (v) the affirmative vote of holders of a majority of the outstanding Shares entitled to vote on the Merger, and (vi) any consent, approval, order or authorization of, or registration, declaration or filing with or notice to any Person the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

     SECTION 4.4. Non-Contravention. Except as set forth in Section 4.4 of the Company Disclosure Schedule, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not contravene or conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, enhancement or acceleration of any obligation or the loss of a benefit under, or give rise to the creation of any Lien or any right of first refusal with respect to, any asset or property of the Company or any of its Subsidiaries, pursuant to
(i) any provision of the Certificate of Incorporation, Bylaws or other organizational documents of the Company or its Subsidiaries, (ii) assuming compliance with the matters referred to in Section 4.3, any provision of any material Law binding upon or applicable to the Company or any of its Subsidiaries or their respective properties or assets, (iii) any Contract binding upon the Company or any of its Subsidiaries, or (iv) any License held by the Company or any of its Subsidiaries, except in the case of clauses (iii) and
(iv) above, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

     SECTION 4.5. Capitalization.

     (a) The authorized capital stock of the Company consists of 20,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, $.001 par value per share (the "Company Preferred Stock"). As of the date of this Agreement, there were outstanding (i) 9,847,221 shares of Company Common Stock, including all shares restricted under any compensation plan or arrangement of the Company, (ii) no shares of Company Preferred Stock, (iii) Options to purchase an aggregate of 666,011 shares of Company Common Stock, and (iv) the Bank of America Warrant to purchase an aggregate of 525,765 shares of Company Common Stock, which is not currently exercisable and will not be exercisable at any time prior to September 1, 1998, unless on or prior to such date the Company fails to pay, when due, its outstanding term loan from Bank of America. As of the date of this Agreement, 551,354 shares of Company Common Stock were reserved for issuance pursuant to the Company's Employee Stock Purchase Plan, stock option plans and outstanding warrants and no shares of Company Common Stock were held in treasury by the Company. As of June 30, 1998, the Company expects that participants in the Company's Employee Stock Purchase Plan will have accrued approximately $50,000 toward the purchase of shares of Company Common Stock under such plan.

     (b) Except as set forth in Section 4.5 of the Company Disclosure Schedule, all outstanding shares of capital stock of the Subsidiaries of the Company are owned by the Company or a direct or indirect Subsidiary of the Company, free and clear of all Liens. All outstanding shares of capital stock of the Company and its Subsidiaries (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) are not subject to preemptive or other similar rights, and (iii) were issued in material compliance with all material applicable federal and state securities Laws. Except as set forth in this
Section 4.5 and except for changes after the date of this Agreement resulting solely from the exercise of options or warrants outstanding on such date (and identified in Section 4.5 of the Company Disclosure Schedule), there are outstanding (i) no shares of capital stock or other voting securities of the Company or any of its Subsidiaries, (ii) no securities of the Company or any of its Subsidiaries convertible into or exercisable or exchangeable for shares of capital stock or voting securities of the Company or any of its Subsidiaries, and (iii) no options or other rights to acquire from the Company or any of its Subsidiaries, and no obligation of the Company or any of its Subsidiaries to issue, any capital stock, voting securities or securities convertible into or exercisable or exchangeable for capital stock or voting securities of the Company or any of its Subsidiaries (the items in clauses (i), (ii) and (iii) being referred to collectively as the "Company Securities").

     There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities.

     (c) As of the date hereof, there are no outstanding bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into or exercisable or exchangeable for Company Securities having the right to vote) on any matters.

     (d) Section 4.5 of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a true and correct listing of (i) each option and warrant to purchase any Company Securities, the holder thereof, the number and type of Company Securities purchasable thereunder, the dates upon which such options and warrants expire, and the exercise prices at which such options and warrants are exercisable (none of which options has been repriced since January 1, 1997, except as set forth in Section 4.5(d) of the Company Disclosure Schedule), and (ii) a list of each other right to acquire any Company Securities pursuant to any other agreement or instrument, describing such right and indicating the holder thereof. There are no employment, executive termination or other agreements providing for the issuance of any Company Securities. There are no outstanding stock appreciation rights or other outstanding contractual rights the value of which is derived from the financial performance of the Company or the value of Shares of Company Common Stock.

     (e) Except as set forth in Section 4.5 of the Company Disclosure Schedule and except for the Stockholders Agreement, there are not as of the date hereof and there will not be at the Effective Time any stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or by which they are bound relating to the voting or disposition of any Company Securities (including any such agreements or understandings that may limit in any way the solicitation of proxies by or on behalf of the Company from, or the casting votes by, the stockholders of the Company with respect to the Merger).

     SECTION 4.6. Subsidiaries.

     (a) Each Subsidiary of the Company is identified in Section 4.6 of the Company Disclosure Schedule. All of the Company's Significant Subsidiaries (as defined in Rule 1-02(w) of Regulation S-X of the SEC) are indicated with an asterisk on such Schedule. Each Subsidiary of the Company is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority and all material Licenses required to own, lease and operate its properties and assets and to carry on its business as now conducted. Each Subsidiary of the Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the properties and assets owned, leased or operated by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where failure to be so qualified and in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company has heretofore delivered to Parent true and complete copies of the Certificate of Incorporation, Bylaws or other organizational documents of each of the Subsidiaries of the Company as currently in effect.

     (b) Other than the Subsidiaries of the Company or as described in Section 4.6(b) of the Company Disclosure Schedule, the Company and its Subsidiaries (i) do not directly or indirectly own, (ii) have not agreed to purchase or otherwise acquire, and (iii) do not hold any interest convertible into or exercisable or exchangeable for, 5% or more of the capital stock or other equity interest of any corporation, partnership or other business association or entity.

     SECTION 4.7. SEC and Related Filings.

     (a) The Company has provided to Parent a true and complete copy of (i) the Company's annual reports on Form 10-K for its fiscal years ended December 31, 1995, 1996 and 1997 (the 1997 Form 10-K being referred to herein as the "Company Form 10-K"), (ii) the Company's quarterly report on Form 10-Q for its fiscal quarter ended March 31, 1998 (the "Company Form 10-Q"), (iii) the Company's proxy or information statements relating to meetings of, or actions taken without a meeting by, the stockholders of the Company since January 1, 1996, and
(iv) all of the Company's other forms, reports, exhibits, schedules, registration statements, definitive proxy statements and other documents filed with the SEC since January 1, 1997 (collectively, the "Company Securities Documents"). Each Company Securities Document required to be filed with the SEC has been timely filed by the Company.

     (b) As of their respective filing dates (or, in the case of registration statements, their respective effective dates), the Company Securities Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act or applicable state securities laws, as the case may be, and the rules and regulations thereunder. None of the Company Securities Documents at the time filed (or in the case of registration statements, their respective effective dates) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No Subsidiary of the Company has any obligation to file any forms, reports, exhibits, schedules, registration statements, proxy statements or other documents with the SEC.

     SECTION 4.8. Company Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in the Company Securities Documents have been prepared from and are in accordance with the books and records of the Company and were prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be otherwise noted therein) during the periods involved ("GAAP") and fairly present in accordance with applicable requirements of GAAP (subject, in the case of unaudited statements, to normal, recurring year-end audit adjustments, none of which will be material) the consolidated financial position of the Company and its Subsidiaries as of their respective dates and the consolidated results of operations, changes in stockholders' equity and cash flows of the Company and its Subsidiaries for the periods presented therein.

     SECTION 4.9. Disclosure Documents; Information Supplied.

     (a) The proxy or information statement of the Company to be filed with the SEC in connection with the Merger (the "Company Proxy Statement"), and any amendments or supplements thereto will, when filed, comply as to form in all material respects with the applicable requirements of the Exchange Act.

     (b) At the time the Company Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company and at the time such stockholders vote on adoption of this Agreement, the Company Proxy Statement, as supplemented or amended at such time, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this
Section 4.9(b) will not apply to statements or omissions included in the Company Proxy Statement to the extent relating to Parent or Merger Subsidiary or based upon information furnished to the Company in writing by Parent or Merger Subsidiary specifically for use in the Company Proxy Statement.

     SECTION 4.10. Absence of Certain Changes. Except as contemplated by this Agreement, since the date of the Company Balance Sheet, the Company and its Subsidiaries have conducted their business in the ordinary course consistent with past practice and, except as set forth in Section 4.10 of the Company Disclosure Schedule, (i) there has not been any event, occurrence or development of a state of circumstances or facts which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (other than effects arising from or relating to conditions, including, without limitation, economic or political developments, applicable generally to the industry), and (ii) the Company has not taken any action which, if taken after the date hereof, would require Parent's consent under Section 6.1.

     SECTION 4.11. Litigation. Except as set forth in the Company Form 10-K, the Company Form 10-Q or Section 4.11 of the Company Disclosure Schedule, and except with respect to any claim, action, suit, investigation or proceeding which commences after the date hereof and which is in the ordinary course of business, there is no claim, action, suit, investigation or proceeding pending against, or to the knowledge of the Company, threatened against or affecting, the Company or any of its Subsidiaries, any of their respective properties or assets or any of their respective directors and officers in their capacities as such before any court or arbitrator or any Governmental Authority, or with respect to which the Company or any of its Subsidiaries has retained or assumed responsibility by contract or operation of Law. No such claim, action, suit, investigation or proceeding if adversely determined, would, individually or in the aggregate, have a Material Adverse Effect on the Company. There are no judgments, decrees, orders, writs, injunctions, determinations or awards issued by any court or arbitrator or any Governmental Authority currently outstanding and unsatisfied against the Company or any of its Subsidiaries, or for which the Company or any of its Subsidiaries has retained or assumed responsibility by contract or operation of Law. Except as set forth in Section 4.11 of the Company Disclosure Schedule, there are no indemnification agreements between the Company or any of its Subsidiaries on the one hand, and any directors, officers, employees or other agents of the Company or any of its current or former Subsidiaries on the other hand. There are no indemnification or similar claims by or against the Company or any of its Subsidiaries that are pending or, to the knowledge of the Company, threatened, or which could reasonably be expected to be asserted in the future.

     SECTION 4.12. Compliance with Laws.

     (a) The Company and each of its Subsidiaries are, and at all times during the last three years (and any former Subsidiary or operations sold by the Company or any of its Subsidiaries within the last three years, during such period while owned by the Company or any of its Subsidiaries) have been, in compliance in all material respects with all applicable material Laws. Neither the Company nor any of its Subsidiaries has any basis to expect, and has not received during the last three years, any notice, order or other communication from any Governmental Authority of any alleged, actual or potential violation of or failure to comply in any material respect with any material Law.

     (b) All Licenses required for the operation of the business of the Company and each of its Subsidiaries as currently conducted are in full force and effect without any default or violation thereunder by the Company

                                        9
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                                                                  Page 23 of 57

or any of its Subsidiaries or, to the knowledge of the Company, by any other party thereto, except where the failure of any such License to be in full force and effect has not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Since January 1, 1996, neither the Company nor any of its Subsidiaries has received any notice, order or other communication from any Governmental Authority of any alleged, actual or potential violation of or default under any such License in any material respect.

     SECTION 4.13. Product Design. Except as set forth in Section 4.13 of the Company Disclosure Schedule, there are no material design, manufacturing or other defects, latent or otherwise, with respect to any products created, manufactured, sold, distributed or licensed by the Company or any of its Subsidiaries (collectively, the "Products"). A copy of the general standard warranties of the Company and each of its Subsidiaries has been delivered to Parent. The Company has not, and no Subsidiary of the Company has, modified or expanded in any material respect its warranty obligation to any customer or other Person beyond that set forth in such standard warranties. Since January 1, 1996, neither the Company nor any of its Subsidiaries has received any notice or other communication from the Consumer Products Safety Commission or other similar state or foreign Governmental Authority regarding the safety of any Products or mandating or requesting any modification, recall or other action regarding any Products.

     SECTION 4.14. Real Property. Section 4.14 of the Company Disclosure Schedule describes each interest in real property owned or leased by the Company or any of its Subsidiaries. The Company and each of its Subsidiaries have good and marketable title in fee simple to all of the real property listed or required to be listed in Section 4.14 of the Company Disclosure Schedule owned by the Company or its Subsidiaries and own all right, title and interest in all leasehold estates and other rights purported to be granted to them by the leases and other agreements listed in Section 4.14 of the Company Disclosure Schedule, in each case free and clear of any Liens except for such Liens, if any, as are reflected on the Company Balance Sheet or such other Liens as do not detract in any material respect from the value or marketability of the property subject thereto and do not materially interfere with the use of such property.

     SECTION 4.15. Personal Property. The Company and each of its Subsidiaries have good and marketable title to all of their properties and assets (not including real property) free and clear of any Liens except for Liens reflected on the Company Balance Sheet or such other Liens, if any, as do not detract in any material respect from the value or marketability of the property subject thereto and do not materially interfere with the use of such property. The material properties and assets owned or leased by the Company or any of its Subsidiaries are in the possession or under the control of the Company or such Subsidiaries and substantially are in good condition and repair, ordinary wear and tear excepted, are suitable for the purposes for which they are being used and are of a condition, nature and quantity sufficient for the conduct of the businesses of the Company and its Subsidiaries as presently conducted.

     SECTION 4.16. Contracts.

     (a) Except as set forth in the Company Form 10-K, the Company Form 10-Q or in Section 4.16 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries (i) is a party to or bound by any written agreement for the employment of any officer, individual employee or other person on a full-time, part-time or consulting basis, or relating to severance pay for any person other than those terminable at will, (ii) except for Contracts entered into in the ordinary course of business which are consistent in nature and amount with past practice, is a party to or bound by any Contract for the sale of any material capital asset, (iii) is a party to or bound by any Contract which is a material contract (as defined in Item 601 of Regulation S-K) to be performed after the date of this Agreement, (iv) is a party to or bound by any Contract which prohibits the Company, its Subsidiaries or their respective affiliates in any material respect from freely engaging in any business anywhere in the world, (v) is a party to or bound by any Contract relating to the borrowing of money or to mortgaging, pledging or otherwise placing a material Lien on any of the assets of the Company or its Subsidiaries, (vi) is a party to or bound by any Contract which provides for future payments by the Company or any of its Subsidiaries in excess of $125,000 and is not terminable by the Company within 60 days without the payment of a penalty or premium, or (vii) has guaranteed any obligation for borrowed money.

     (b) Neither the Company nor any of its Subsidiaries is and, to the knowledge of the Company, no other party is, in violation of or in default under (nor does there exist any condition affecting the Company or any of its Subsidiaries, or to the Company's knowledge, other parties to such Contracts which upon the passage of time or the giving of notice or both would reasonably be expected to cause such a violation of or default under) any Contract to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets are bound except for violations or defaults that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Each Contract set forth in Section 4.16 of the Company Disclosure Schedule or filed as an exhibit to the Company Form 10-K or the Company Form 10-Q included in the Company Securities Documents constitutes a valid and binding obligation of the Company and/or its Subsidiaries which is party thereto and, to the knowledge of the Company, each other party thereto, is enforceable against such other party in accordance with its terms.

     (c) Prior to the date of this Agreement, Parent has been provided a true and correct copy of each written Contract, and a written description of each oral Contract, set forth in the Company Form 10-K or the Company Form 10-Q included in the Company Securities Documents or required to be identified in
Section 4.16 of the Company Disclosure Schedule, together with all amendments, waivers or other changes thereto.

     SECTION 4.17. Insurance. Section 4.17 of the Company Disclosure Schedule sets forth a true and correct listing of the policies and binders of insurance maintained by the Company or any of its Subsidiaries, together with the Company's experience since January 1, 1992 with respect to material product liability claims and since January 1, 1996 with respect to material medical claims.

     SECTION 4.18. Intellectual Property. Except as set forth in Section 4.18 of the Company Disclosure Schedule, the Company and each of its Subsidiary owns, or is validly licensed or otherwise has the right to use, without any obligation to make any fixed or contingent payments, including any royalty or license payments, as applicable, all patents, patent rights, trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights, software and other proprietary intellectual property rights that are used in and are material to the businesses of the Company and its Subsidiaries as now operated (collectively, "Intellectual Property Rights"). Section 4.18 of the Company Disclosure Schedule sets forth a true and correct listing of all registered copyrights, trademarks and patents and any pending applications therefor. There is not now, nor has there been since January 1, 1996, any claim, action, suit or proceeding pending or, to the knowledge of the Company, threatened that the Company or any of its Subsidiaries is or was, and to the knowledge of the Company, neither the Company nor any of its Subsidiaries is, infringing the rights of any person with regard to any Intellectual Property Right. To the knowledge of the Company, no person is, or since January 1, 1996 has been, infringing the rights of the Company or any of its Subsidiaries with respect to any Intellectual Property Right. Except as set forth in Section 4.18 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has licensed, or otherwise granted, to any third party, any rights in or to any Intellectual Property Rights. The Intellectual Property Rights are sufficient for the conduct of the businesses of the Company and its Subsidiaries as presently conducted and the rights of the Company and its Subsidiaries in the Intellectual Property Rights will not be limited or otherwise affected by reason of any of the transactions contemplated hereby.

     SECTION 4.19. Taxes.

     (a) Each of the Company and its Subsidiaries has filed all material Tax Returns required to be filed by any of them and has paid (or the Company has paid on its behalf) or has set up an adequate reserve in its financial statements for the payment of, all material Taxes required to be paid in respect of the periods covered by such returns whether or not shown to be due on such returns. The information contained in such Tax Returns is true and correct in all material respects. Neither the Company nor any of its Subsidiaries is delinquent in the payment of any material Tax, assessment or governmental charge. There are no Tax Liens upon the assets of the Company or any of its Subsidiaries in any material amount except Liens for Taxes not yet due. No material deficiency for any Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries that has not been resolved or paid in full and, except as set forth in Section 4.19 of the

Company Disclosure Schedule, no audits or other administrative proceedings or court proceedings are currently pending with regard to any Taxes or Tax Returns of the Company or any of its Subsidiaries.

     (b) Copies of all federal and state income Tax Returns of the Company and its Subsidiaries for the taxable periods ended December 31, 1994 through December 31, 1997 have been delivered to Parent and such returns are true and correct in all material respects. No claim has been made during the last three years by a taxing authority in a jurisdiction where the Company or one of its Subsidiaries does not file income or franchise Tax Returns that such entity is or may be subject to income or franchise Tax in that jurisdiction. Neither the Company nor any of its Subsidiaries (i) has ever filed an election under Section 341(f) of the Code; (ii) has executed a waiver or consent, which remains outstanding, extending any statute of limitations for any Tax liability; (iii) has been the subject of a closing agreement with any taxing authority or the subject of a ruling from any taxing authority with respect to Tax matters that will have a continuing effect on the taxable income of the Company or one of its Subsidiaries following the Closing; (iv) is required to make any adjustment under Section 481 of the Code; (v) is a party to any Tax sharing, Tax allocation or Tax indemnification agreement with any person other than the Company and/or its Subsidiaries; (vi) has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; and (vii) has granted a power of attorney that is currently in effect with respect to any material Tax matter. All material Taxes required to be withheld, collected and deposited with any taxing authority have been so withheld, collected and deposited. No amount that would be received by any person (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement under any employment, severance, or other compensation arrangement or benefit plan in effect with the Company or any of its Subsidiaries would be a "parachute payment" within the meaning of Section 280G(b)(2) of the Code.

     SECTION 4.20. Employee Benefits.

     (a) Section 4.20 of the Company Disclosure Schedule contains a true and correct listing of all benefit plans, arrangements and commitments (whether or not employee benefit plans ("Employee Benefit Plans") as defined in Section 3(2) of ERISA), including, without limitation, sick leave, vacation pay, severance pay, salary continuation for disability, consulting or other compensation arrangements, retirement, deferred compensation, bonus, incentive compensation, stock purchase, stock option, health including hospitalization, medical and dental, life insurance and scholarship programs maintained for the benefit of any present or former employees of the Company, any of its Subsidiaries or any ERISA Affiliate (as defined below) or to which the Company, any of its Subsidiaries or any ERISA Affiliate has contributed or is or was within the last three years obligated to make payments. The Company has made available to Parent, with respect to all such plans, arrangements, commitments and practices, true, complete and correct copies of the following: all plan documents, handbooks, manuals, collective bargaining agreements and similar documents governing employment policies, practices and procedures; the most recent summary plan descriptions and any subsequent summaries of material modifications and all other material employee communications discussing any employee benefit; Forms series 5500 as filed with the IRS for the three most recent plan years; the most recent report of the enrolled actuary for all defined benefit plans, funded welfare plans or other plans requiring actuarial valuation; all trust agreements with respect to employee benefit plans; plan contracts with service providers or with insurers providing benefits for participants or liability insurance for fiduciaries and other parties in interest or bonding; most recent annual audit and accounting of plan assets for all funded plans; and most recent IRS determination letter for all plans qualified under Code section 401(a). As used herein, "ERISA Affiliate" shall refer to any trade or business, whether or not incorporated, under common control with the Company within the meaning of
Section 414(b), (c), (m) or (o) of the Code.

     (b) With respect to each Employee Benefit Plan required to be listed in
Section 4.20 of the Company Disclosure Schedule: (i) each Employee Benefit Plan has been administered in material compliance with its terms, and is in compliance in all material respects with the applicable provisions of ERISA, the Code and all other applicable Laws (including, without limitation, funding, filing, termination, reporting and disclosure and continuation coverage obligations pursuant to Title V of COBRA), (ii) the Company has made or provided for all contributions required under the terms of such Plans, (iii) no "Employee Pension Benefit Plan" (as defined in Section 3(2) of ERISA) has been the subject of a "reportable event" (as defined in Section 4043 of ERISA) and there have been no "prohibited transactions" (as described in
Section 4975 of the Code or in Part 4 of Subtitle B of Title I of ERISA) with respect to any Employee Benefit Plan, (iv) there are and during the past three years there have been no claims, actions, suits, proceedings or investigations pending or, to the knowledge of the Company, threatened by any Governmental Authority or by any participant or beneficiary against any of the Employee Benefit Plans, the assets of any of the trusts under such Plans or the Plan sponsor or the Plan administrator, or against any fiduciary of any of such Employee Benefit Plans with respect to the design or operation of the Employee Benefit Plans, (v) the actuarial present value of accumulated benefits (both vested and unvested) of each of the Employee Pension Benefit Plans which are defined benefit plans, are fully funded in accordance with the actuarial assumptions used by the PBGC to determine the level of funding required in the event of the termination of such Plan, (vi) each Employee Pension Benefit Plan which is intended to be "qualified" within the meaning of Section 401(a) of the Code is and has from its inception been so qualified, and any trust created pursuant to any such Employee Pension Benefit Plan is exempt from federal income tax under Section 501(a) of the Code and the IRS has issued each such Plan a favorable determination letter which is currently applicable, and (vii) neither the Company, any of its Subsidiaries nor any ERISA Affiliate is aware of any circumstance or event which would jeopardize the tax-qualified status of any such Employee Pension Benefit Plan or the tax-exempt status of any related trust, or which would cause the imposition of any material liability, penalty or tax under ERISA or the Code with respect to any Employee Benefit Plan.

     (c) Neither the Company, any of its Subsidiaries nor any ERISA Affiliate maintains or has ever maintained or been obligated to contribute to a "multiemployer plan" (as such term is defined by Section 4001(a)(3) of ERISA).

     (d) With respect to each Employee Benefit Plan maintained by the Company, any of its Subsidiaries or any ERISA Affiliate: (i) no material unsatisfied liabilities to participants, the IRS, the DOL, the PBGC or to any other person or entity have been incurred as a result of the termination of any Employee Benefit Plan, (ii) no Employee Pension Benefit Plan, which is subject to the minimum funding requirements of Part 3 of subtitle B of Title I of ERISA or subject to Section 412 of the Code, has incurred any "accumulated funding deficiency" within the meaning of Section 302 of ERISA or Section 412 of the Code and there has been no waived funding deficiency within the meaning of
Section 303 of ERISA or Section 412 of the Code, and (iii) there has been no event with respect to an Employee Pension Benefit Plan which would require disclosure under Sections 4062(c), 4063(a) or 4041(e) of ERISA.

     (e) All reports and information required to be filed with the DOL, IRS and PBGC or with plan participants and their beneficiaries with respect to each Employee Benefit Plan required to be listed in Section 4.20 of the Company Disclosure Schedule have been filed except for any failure to file that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or a material adverse effect on the plan to which such filing relates.

     (f) All employee benefit plans required to be listed in Section 4.20 of the Company Disclosure Schedule may, without material liability, be prospectively amended, terminated or otherwise discontinued except as specifically prohibited by federal law.

     (g) Any bonding required under ERISA with respect to any Employee Benefit Plan required to be listed in Section 4.20 of the Company Disclosure Schedule has been obtained and is in full force and effect.

     (h) Neither the Company, any of its Subsidiaries nor any ERISA Affiliate maintains any retired life and/or retired health insurance plans which provide for continuing benefits or coverage for any employee or any beneficiary of an employee after such employee's termination of employment, except where the continuation of such coverage is required by Law.

     (i) The consummation of the transactions contemplated by this Agreement will not, alone or together with any other event, (i) entitle any person to severance pay, unemployment compensation or any other payment, or (ii) result in any material liability under Title IV of ERISA or otherwise.

     SECTION 4.21. Labor Matters.

     (a) No application or petition for certification of a collective bargaining agent is pending or, to the knowledge of the Company, contemplated, and none of the employees of the Company or any of its Subsidiaries are, or during the last three years have been, represented by any union or other bargaining representative.

     (b) No agreement restricts the Company or any of its Subsidiaries from relocating, closing or terminating any of their operations or facilities or any portion thereof.

     SECTION 4.22. Environmental Matters.

     (a) The Company and each of its Subsidiaries, including all of their businesses and operations, are, and since January 1, 1996 have been, operated in compliance with all Environmental Laws, except where the failure to so comply has not, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

     (b) There are no conditions on, about, beneath or arising from any real property which is now owned, used or leased to or by the Company or any of its Subsidiaries ("Current Real Property") which might, under any Environmental Law,
(i) give rise to a material liability or the imposition of a statutory Lien, or
(ii) which would or may require any Response, Removal or Remedial Action or any other action, including without limitation reporting, monitoring, cleanup or contribution, which would require a material expenditure or commitment by the Company or its Subsidiaries.

     (c) There were no conditions on, about, beneath or arising from any real property which was, but is no longer, owned, used or leased to or by the Company or any of its Subsidiaries ("Former Real Property"), during the period of such ownership, use or lease, which might, under any Environmental Law, (i) give rise to a material liability or the imposition of a statutory Lien, or (ii) which would or may require any Response, Removal or Remedial Action or any other action, including without limitation reporting, monitoring, cleanup or contribution, which would require a material expenditure or commitment by the Company or its Subsidiaries.

     (d) Neither the Company nor any of its Subsidiaries has received any notification of a release or threat of a release of a Hazardous Substance with respect to any Current Real Property or Former Real Property.

     (e) No Hazardous Substances have been used, handled, generated, processed, treated, stored, transported to or from, released, discharged or disposed of by the Company, any of its Subsidiaries or, to the best of the Company's knowledge, any third party on, about or beneath any Current Real Property in a manner which has had or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company.

     (f) During the Company's or any of its Subsidiaries' ownership, use or lease of the Former Real Property, no Hazardous Substances were used, handled, generated, processed, treated, stored, transported to or from, released, discharged or disposed of by the Company, any of its Subsidiaries or, to the best of the Company's knowledge, any third party on, about or beneath the Former Real Property in a manner which has had or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company.

     (g) There are no above or underground storage tanks, asbestos containing materials, or transformers containing or contaminated with PCB's on, about or beneath the Current Real Property. During the Company's or any of its Subsidiaries' ownership, use or lease of the Former Real Property, there were no above or underground storage tanks, asbestos containing materials, or transformers containing or contaminated with PCB's on, about or beneath the Former Real Property.

     (h) Neither the Company nor any of its Subsidiaries has received notice or has knowledge of:

          (i) any claim, demand, investigation, enforcement action, Response, Removal, Remedial Action, statutory Lien or other governmental or regulatory action instituted or threatened against the Company or any of its Subsidiaries or the Current or Former Real Property pursuant to any Environmental Law;

          (ii) any claim, demand notice, suit or action, made or threatened by any Person against the Company, any of its Subsidiaries, the Current Real Property or the Former Real Property relating to (A) any form of damage, loss or injury resulting from, or claimed to result from, any Hazardous Substance on, about, beneath or arising from the Current or Former Real Property or (B) any alleged material violation of any Environmental Law by the Company or any of its Subsidiaries; or

          (iii) any communication to or from any Governmental Authority arising out of or in connection with Hazardous Substances on, about, beneath, arising from or generated at the Current Real Property or Former Real Property, including without limitation, any notice of violation, citation, complaint, order, directive, request for information or response thereto, notice letter, demand letter or compliance schedule.

     (i) No wastes generated by the Company or any of its Subsidiaries have ever been directly or indirectly sent, transferred, transported to, treated, stored, or disposed of at any site listed or formally proposed for listing on the National Priority List promulgated pursuant to CERCLA or to any site listed on any state list of sites requiring or recommended for investigation or clean-up. None of the Current Real Property or Former Real Property is listed on the National Priorities List or any state list of sites requiring or recommended for investigation or clean up.

     SECTION 4.23. Absence of Undisclosed Liabilities. All of the material obligations and liabilities (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due, and regardless of when asserted, including Taxes) with respect to or based upon transactions or events ("Liabilities"), required to be reflected on the Company Balance Sheet in accordance with GAAP, have been so reflected. Except as set forth in Section
4.23 of the Company Disclosure Schedule, the Company and its Subsidiaries have no Liabilities which are, in the aggregate, material to the condition (financial or otherwise), business, properties, assets, results of operations, cash flows or prospects of the Company and its Subsidiaries, taken as a whole, except (i) as reflected on the Company Balance Sheet, (ii) Liabilities which arose prior to the date of the Company Balance Sheet and not required under GAAP to be reflected on the Company Balance Sheet and which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, or (iii) Liabilities which have arisen after the date of the Company Balance Sheet in the ordinary course of business consistent in nature and amount with past practice and which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

     SECTION 4.24. Opinion of the Company's Financial Advisor. The Board of Directors of the Company has received a written opinion of Morgan Stanley, financial advisor to the Company, dated the date of this Agreement to the effect that, as of such date, the Merger Consideration to be received in the Merger by the holders of Shares is fair to such holders from a financial point of view. A signed copy of such opinion has been delivered to Parent.

     SECTION 4.25. Brokers. No person acting on behalf of the Company or any of its affiliates or under the authority of any of the foregoing is or will be entitled to any brokers' or finders' fee or any other commission or similar fee, directly or indirectly, from any of such parties in connection with any of the transactions contemplated by this Agreement, other than Morgan Stanley, whose fees and expenses shall be paid by the Company. A true and correct copy of all agreements with Morgan Stanley have been delivered to Parent.

     SECTION 4.26. Board Recommendation; Section 203; Required Vote.

     (a) The Board of Directors of the Company, at a meeting duly called and held, have by unanimous vote of those directors present (who constituted all of the directors then in office) (i) determined that the Merger, this Agreement, the Stockholders Agreement and the transactions contemplated hereby and thereby are fair to and in the best interests of the holders of Shares of Company Common Stock, and (ii) recommended that holders of Shares of Company Common Stock approve the Merger, this Agreement and the transactions contemplated hereby.

     (b) The Board of Directors of the Company has approved this Agreement and the Stockholders Agreement, prior to execution and delivery of this Agreement and the Stockholders Agreement, in accordance with Section 203 of the DGCL, so that such Section will not apply to Parent, Merger Subsidiary, the Merger, this Agreement, the Stockholders Agreement or the transactions contemplated hereby or thereby. No provision of the Certificate of Incorporation, Bylaws or other organizational documents of the Company or any of its Subsidiaries would, directly or indirectly, restrict or impair the ability of Parent or its affiliates to vote, or otherwise to exercise the rights of a stockholder with respect to, securities of the Company or its Subsidiaries that may be acquired or controlled by Parent or its affiliates or permit any stockholder to acquire securities of the Company on a basis not available to Parent in the event that Parent were to acquire securities of the Company, and neither the Company nor any of its Subsidiaries has any rights plan, preferred stock or similar arrangement which has any of the aforementioned consequences.

     (c) The execution, delivery and performance of this Agreement and the Stockholders Agreement and the consummation of the transactions contemplated hereby or thereby will not cause to be applicable to the Company any federal, state, local or foreign anti-takeover or similar Law.

     SECTION 4.27. Prior Negotiations. The Company and its officers, directors, employees, representatives and advisors (including the Company's financial advisor) have not been involved in substantive discussions with any group or person or any of their respective representatives or advisors, or furnished material confidential information to any such group or person or any of their respective representatives or advisors in connection with a possible Acquisition Proposal except for such groups or persons which have executed and delivered to the Company a customary confidentiality agreement.

     SECTION 4.28. Certain Business Practices. None of the Company, its Subsidiaries or any directors, officers, agents or employees of the Company or its Subsidiaries has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, (iii) consummated any transaction, made any payment, entered into any agreement or arrangement or taken any other action in violation of Section 1128B(b) of the Social Security Act, as amended, or (iv) made any other unlawful payment, that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

     SECTION 4.29. Affiliate Transactions. Except as set forth in the Company Form 10-K, no director, officer, partner, key employee, "affiliate" or "associate" (as such terms are defined in Rule 12b-2 under the Exchange Act) of the Company or any of its Subsidiaries (or any immediate family member of any of the foregoing persons) (i) has borrowed any monies from or has outstanding any indebtedness or other similar obligations to the Company or any of its Subsidiaries in excess of $60,000, (ii) to the best of the Company's knowledge, except for shares of a publicly traded company (in an amount not in excess of 5% of the outstanding shares of such company) owns any direct or indirect material interest of any kind in, or is a director, officer, employee, partner, affiliate or associate of, or consultant or lender to, or borrower from, or has the right to participate in the management, operations or profits of, any person or entity which since January 1, 1997 has been a material competitor, supplier, customer, distributor, lessor, tenant, creditor or debtor of the Company or any of its Subsidiaries, or (iii) is otherwise a party to any material Contract with the Company or any of its Subsidiaries.

     SECTION 4.30. Full Disclosure. All documents and other papers delivered by or on behalf of the Company in connection with the transactions contemplated by this Agreement are accurate and complete in all material respects and are authentic. No representation or warranty of the Company contained in this Agreement or the Company Disclosure Schedule, taken as a whole, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading.

                                       16
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                                                                  Page 30 of 57

                                   ARTICLE V

         REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBSIDIARY

     Parent and Merger Subsidiary, jointly and severally, represent and warrant to the Company that:

     SECTION 5.1. Corporate Existence and Power. Parent and Merger Subsidiary are each duly incorporated, validly existing and in good standing under the laws of the State of Delaware and each has all requisite corporate power and authority and all material Licenses required to own, lease and operate its properties and assets and to carry on its business as now conducted. Parent and Merger Subsidiary are each duly qualified to do business as a foreign corporation and are in good standing in each jurisdiction where the character of the properties and assets owned, leased or operated by each or the nature of their respective activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified and in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Since its date of incorporation, Merger Subsidiary has not engaged in any material activities other than as related or incidental to the transactions contemplated by this Agreement. Parent has delivered to the Company true and complete copies of the Certificates of Incorporation and Bylaws of Parent and Merger Subsidiary as currently in effect.

     SECTION 5.2. Corporate Authorization. Parent and Merger Subsidiary each have all requisite corporate power and authority to execute, deliver and perform this Agreement and to carry out the transactions contemplated hereby and the execution, delivery and performance by Parent and Merger Subsidiary of this Agreement have been duly authorized by all necessary corporate action. This Agreement has been duly executed and delivered by Parent and Merger Subsidiary and constitutes a valid, legal and binding agreement of Parent and Merger Subsidiary enforceable against each of them in accordance with its terms, except as the enforceability of this Agreement may be subject to or limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to or affecting the rights of creditors, and (ii) general equitable principles, regardless of whether the issue of enforceability is considered in a proceeding in equity or at law.

     SECTION 5.3. Authorizations. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by each of them of the transactions contemplated hereby require no consent, approval, order or authorization of, or registration, declaration or filing with or notice to any Person by or with respect to Parent or Merger Subsidiary, other than (i) the filing of a certificate of merger in accordance with DGCL; (ii) compliance with any applicable requirements of the HSR Act; (iii) compliance with any applicable requirements of the Exchange Act and the Securities Act; (iv) any consent, approval, order or authorization of, or registration, declaration or filing with or notice to any foreign Governmental Authority relating to the Merger, and (v) any consent, approval, order or authorization of, or registration, declaration or filing with or notice to any Person the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

     SECTION 5.4. Non-Contravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by them of the transactions contemplated hereby do not and will not contravene or conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, enhancement or acceleration of any obligation or the loss of a benefit under, or give rise to the creation of any Lien or any right of first refusal with respect to, any asset or property of Parent or Merger Subsidiary, pursuant to (i) any provision of the Certificate of Incorporation or Bylaws of Parent or Merger Subsidiary, (ii) assuming compliance with the matters referred to in Section 5.3, any provision of any material Law binding upon or applicable to Parent or Merger Subsidiary or their respective properties or assets, (iii) any Contract binding upon Parent or Merger Subsidiary, or (iv) any License held by Parent or Merger Subsidiary, except in the case of clauses (iii) and (iv) above, as would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

     SECTION 5.5. Information Supplied. The information supplied or to be supplied by Parent in writing specifically for inclusion or incorporation by reference in the Company Proxy Statement or any amendment or supplement thereto will not, at the time the Company Proxy Statement is first mailed to stockholders of the Company, at the time such stockholders vote on adoption of this Agreement or at the Effective Time, contain

                                       17
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                                                                  Page 31 of 57

any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     SECTION 5.6. Financing. Parent has obtained and delivered complete copies of the financing commitments Parent has received from financial institutions and other entities with respect to the funds necessary to consummate the transactions contemplated hereby including, but not limited to, the funds necessary to pay the aggregate Merger Consideration and Option Consideration to holders of Shares and Options in accordance with this Agreement.

     SECTION 5.7. Brokers. No person acting on behalf of Parent or any of its affiliates or under the authority of any of the foregoing is or will be entitled to any brokers' or finders' fee or any other commission or similar fee, directly or indirectly, from the Company or any of its Subsidiaries in connection with any of the transactions contemplated by this Agreement.

     SECTION 5.8. Parent Financial Statements. Parent has delivered to the Company a true and correct copy of the unaudited interim consolidated balance sheet of Parent and its subsidiaries which fairly presents in all material respects the financial position of Parent as of April 30, 1998.

     SECTION 5.9. Absence of Certain Changes. Since April 30, 1998 there has not been any event, occurrence or development of a state of circumstances or facts which has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent's ability to perform its obligations under this Agreement.

     SECTION 5.10. Litigation. There is no claim, action, suit, investigation or proceeding pending against, or to the knowledge of Parent, threatened against or affecting Parent or Merger Subsidiary, any of their respective properties or assets or any of their respective directors and officers in their capacities as such before any court or arbitrator or any Governmental Authority which has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent's ability to perform its obligations under this Agreement.

     SECTION 5.11. Solvency. Parent and Merger Subsidiary are each "Solvent" as of the date of this Agreement. For purposes of this Section, "Solvent" means with respect to each of Parent and Merger Subsidiary that as of the date of this
Agreement:

          (a) The fair saleable value of its property is greater than the amount that will be required to pay its probable liability under its Liabilities as they become absolute and matured;

          (b) It does not have unreasonably small capital (as provided in 11 U.S.C. sec. 548(a)(2)(B)(II)) to carry on its business as heretofore operated and all businesses in which it is about to engage; and

          (c) It (i) is able to pay its Liabilities in the ordinary course of business, (ii) will be able to continue to pay its Liabilities as they mature in the ordinary course of business, and (iii) does not intend or reasonably believe that it will incur Liabilities beyond its ability to pay as such Liabilities mature.

     SECTION 5.12. Full Disclosure. All documents and other papers delivered by or on behalf of Parent in connection with the transactions contemplated by this Agreement are accurate and complete in all material respects and are authentic. No representation or warranty of Parent or Merger Subsidiary contained in this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements herein, in light of the circumstances under which they were made, not misleading.

                                   ARTICLE VI

                     CONDUCT OF BUSINESS PENDING THE MERGER

     SECTION 6.1. Conduct of Business. During the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course of business in substantially the same manner as heretofore conducted and, to the extent consistent therewith, use all reasonable efforts to preserve intact its current business organizations, keep available the

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                                                                  Page 32 of 57

services of its current officers and employees and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as disclosed in Section 6.1 of the Company Disclosure Schedule, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written approval of Parent:

          (a) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any Company Securities, other than dividends and distributions by any direct or indirect wholly-owned Subsidiary of the Company to its parent, (ii) adjust, split, combine or reclassify any Company Securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any Company Securities, except as permitted by Section 6.1(b)(iii), or (iii) purchase, redeem or otherwise acquire any Company Securities or any rights, warrants or options to acquire any such Company Securities or any other securities;

          (b) (i) grant any options, warrants or rights to purchase Company Securities, (ii) amend or reprice any outstanding option, warrant or right to purchase Company Securities, or (iii) issue, deliver or sell, or pledge or otherwise encumber, or authorize or propose to issue, deliver or sell, or pledge or otherwise encumber, any Company Securities, other than the issuance of Company Common Stock upon (A) the exercise of outstanding Options set forth in the Company Disclosure Schedule in accordance with their present terms, (B) the exercise of outstanding warrants set forth in the Company Disclosure Schedule in accordance with their present terms, and
     (C) the exercise of rights pursuant to the Company's Employee Stock Purchase Plan in accordance with its present terms, provided that the participants thereunder shall be entitled to purchase shares with accumulated payroll deductions as permitted under Section 7.7(b) hereof;

          (c) amend or propose to amend its Certificate of Incorporation, Bylaws or other organizational documents;

          (d) amend, modify or waive any material term of any outstanding Company Security;

          (e) (i) amend any existing agreement or instrument, or enter into any new agreement or instrument, in each case relating to the assumption or incurrence of indebtedness for borrowed money (except that the Company may draw on its existing credit facilities in the ordinary course of its business consistent in nature and amount with past practice), or to the guarantee of any indebtedness or the issuance or sale of any debt securities or warrants or rights to acquire any debt securities of the Company or any of its Subsidiaries or the guarantee of any debt securities of others or enter into any lease (whether an operating or capital lease) or create any Liens on the properties or assets of the Company or any of its Subsidiaries, or enter into any "keep well" or other agreement or arrangement to maintain the financial condition of another Person, or (ii) make any loans, advances or capital contributions to, or investments in, any other Person in excess of $50,000 in the aggregate, other than to the Company or any direct or indirect wholly-owned Subsidiary of the Company and other than loans or advances to customers and employees in the ordinary course of business consistent in nature and amount with past practice;

          (f) make any capital expenditures or acquisitions of properties or assets in excess of $5,000,000, individually or in the aggregate;

          (g) (i) grant any material increase in compensation or benefits to any current or former director of the Company or any of its Subsidiaries or, other than in the ordinary course of business consistent in nature and amount with past practice, to any officer or employee of the Company or any of its Subsidiaries, (ii) pay or agree to pay any pension, retirement allowance or other employee benefit not required or contemplated by any existing Employee Benefit Plan as in effect on the date hereof to any such director or, other than in the ordinary course of business consistent in nature and amount with past practice, to any such officer or employee,
     (iii) except as may be required to comply with applicable law, become obligated under any new Employee Benefit Plan which was not in existence on the date hereof, or amend any such plan or arrangement in existence on the date hereof if such amendment would have the effect of materially enhancing any benefits thereunder, or (iv) grant to any current or former director, officer or employee any increase in severance or termination pay (including the acceleration in the exercisability of Options or in the vesting of Shares (or other property) except for automatic acceleration in accordance with the terms of this Agreement or the Company's Employee Stock Purchase Plan, or the provision of any tax gross-up);

          (h) acquire (i) by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or (ii) except in the ordinary course of business consistent in nature and amount with past practice, any assets that are material, individually or in the aggregate, to the Company and its Subsidiaries as a whole;

          (i) other than dispositions in the ordinary course of business consistent in nature and amount with past practice which are not material, individually or in the aggregate, to the Company and its Subsidiaries, sell, lease, encumber or otherwise dispose of any of its material properties or assets;

          (j) voluntarily take any action that is reasonably likely to result in any of the Company's representations or warranties hereunder being untrue in any material respect or in any of the Company's covenants hereunder or any of the conditions to the Merger not being satisfied; or

          (k) authorize any of, or commit or agree to take any of, the foregoing actions.

     Furthermore, during the period from the date of this Agreement to the Effective Time, the Company shall promptly advise Parent in writing of any change or event that has or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and promptly provide Parent (or its counsel) with copies of all filings made by the Company with the SEC or any other Governmental Authority (whether or not in connection with this Agreement and the transactions contemplated hereby).

     SECTION 6.2. Notice of Certain Events. The Company and Parent shall promptly notify each other of:

          (a) any notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, which consent, if not obtained, could reasonably be expected to have a Material Adverse Effect on the Company or which could reasonably be expected to affect materially and adversely the transactions contemplated hereby;

          (b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

          (c) any actions, suits, claims, investigations or proceedings commenced or, to Parent's or the Company's knowledge, as the case may be, threatened against, relating to or involving or otherwise affecting Parent or the Company or any of its Subsidiaries which relate to the consummation of the transactions contemplated by this Agreement or which, with respect to the Company, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 4.11.

     SECTION 6.3. No Solicitation.

     (a) From and after the date hereof until the Effective Time, the Company shall not, and shall not authorize or permit any of its Subsidiaries, or any of its or their officers, directors, employees, representatives, agents or affiliates (including, without limitation, any investment banker, financial advisor, attorney, accountant or other representative retained by the Company or any of its Subsidiaries), to directly or indirectly initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, or enter into or maintain or continue discussions or negotiate with any Person in furtherance of such inquiries with respect to an Acquisition Proposal or agree to or endorse any Acquisition Proposal, provided, however, that, if the Board of Directors of the Company, based on the advice of outside legal counsel, reasonably believes that the failure to proceed in accordance with clause (i) and/or (ii) below of this Section 6.3(a) would violate the directors' fiduciary duties to the Company's stockholders under applicable law, the Company may, subject to compliance with Section 6.3(c), in response to an unsolicited written bona fide Acquisition Proposal from any Person that the Company's Board of Directors, based on the written advice of an independent nationally recognized financial advisor and outside legal counsel, reasonably believes would reasonably be expected to result in a Superior Proposal, (i) furnish information with respect to the Company to such Person making such proposal after entering into a confidentiality agreement with such Person on terms and conditions no less favorable in any material respect to the Company than the terms and conditions of the confidentiality agreement dated as of May 27, 1998 executed by Parent and (ii) participate in negotiations regarding such Acquisition Proposal; provided that, in the case of clauses (i) and (ii) above, the Company has provided not less than four business days prior written notice to Parent of its intention to proceed under such clause (i) or
(ii) above. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any director, officer, employee, representative, agent or affiliate of the Company or any of its Subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 6.3(a) by the Company. For purposes of this Agreement, "Acquisition Proposal" shall mean an inquiry, offer or proposal regarding any of the following (other than the transactions among the Company, Parent and Merger Subsidiary contemplated hereunder) involving the Company or any of its Significant Subsidiaries: (A) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction;
(B) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the assets of the Company and its Subsidiaries, taken as a whole, in a single transaction or series of transactions; (C) any tender offer or exchange offer for outstanding shares of capital stock of the Company or purchase from the Company of any shares of capital stock of the Company or the filing of a registration statement under the Securities Act in connection with any of the foregoing; or (D) any public announcement by the Company of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

     (b) Except as set forth in this Section 6.3(b), neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner materially adverse to Parent or Merger Subsidiary, the approval or recommendation by such Board of Directors or any such committee of the Merger or this Agreement, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or (iii) enter into any agreement with respect to any Acquisition Proposal. If the Board of Directors, based on the advice of outside counsel, reasonably believes that the failure to proceed in accordance with clause (A), (B) and/or (C) below of this
Section 6.3(b) would violate its fiduciary duties to the Company's stockholders under applicable law, the Board of Directors may (subject to the terms of this sentence) (A) withdraw or modify its recommendation of the Merger or this Agreement, (B) approve or recommend a Superior Proposal, or (C) cause the Company to enter into an agreement with respect to a Superior Proposal, in each case; provided that the Company shall not take any of the actions specified in such clauses (A), (B) or (C) unless the Parent shall have received from the Company written notice specifying such actions to be taken no later than 12:00 noon New York City time four business days prior to the date such actions are proposed to be taken (a "Superior Proposal Notice").

     (c) The term "Superior Proposal" shall mean any bona fide Acquisition Proposal that has the following characteristics: (i) it is a proposal to acquire, directly or indirectly, for consideration consisting of cash and/or readily marketable securities, (A) shares of Company Common Stock representing 80% of the voting power of the outstanding shares of Company Common Stock, and the shares of Company Common Stock issuable upon the exercise of outstanding Options, warrants and rights to purchase Company Common Stock, or (B) substantially all the assets of the Company, (ii) the terms of such proposal in the good faith judgment of the Board of Directors of the Company (based on the written opinion of an independent nationally recognized financial advisor) provide a per share value to the Company's stockholders which is higher than the per share value provided by the Merger (after talking into account, if applicable, the Expenses and Termination Fee and any modifications to this Agreement proposed by Parent), (iii) the transactions envisioned by such proposal, in the good faith judgment of the Board of Directors of the Company, based on the opinion of an independent nationally recognized financial advisor and the advice of outside legal counsel, is reasonably likely to be consummated without unreasonable delay or unusual conditions compared to the transactions contemplated by this Agreement, and (iv) financing for the proposed transaction, to the extent required, has been committed in all material respects to the same extent that Parent's financing referred to in Section 5.6 has been committed.

     (d) In addition to the obligations set forth in Section 6.3(b), the Company shall promptly advise Parent orally and in writing of any Acquisition Proposal and of any request for information which may relate to an Acquisition Proposal, or any inquiry with respect to or which could lead to any Acquisition Proposal, and the material terms and conditions of such request, Acquisition Proposal or inquiry. The Company will keep Parent fully and timely informed of the status and details (including amendments or proposed amendments) of any such request, Acquisition Proposal or inquiry.

                                  ARTICLE VII

                             ADDITIONAL AGREEMENTS

     SECTION 7.1. HSR Act. Within seven days after the date of this Agreement, the Company and Parent shall each file notifications under the HSR Act in connection with the Merger and the transactions contemplated hereby (and make any required filings with any applicable foreign antitrust authorities) and respond as promptly as practicable to any inquiries received from the FTC and the Antitrust Division for additional information or documentation and to respond as promptly as practicable to all inquiries and requests received from any state Attorney General or other Governmental Authority in connection with antitrust matters. The Company shall promptly take or commit to take all actions reasonably requested by Parent to obtain all consents, waivers, approvals, authorizations or orders from the FTC, the Antitrust Division and any state Attorney General or other Governmental Authority in connection with the consummation of the transactions contemplated by this Agreement, provided, however, that the Company shall not be required to dispose of any material assets prior to the Effective Time.

     SECTION 7.2. Company Proxy Statement. As promptly as practicable after the execution of this Agreement, the Company shall prepare and file with the SEC proxy materials which shall constitute the preliminary Company Proxy Statement relating to the adoption of the Merger Agreement and approval of the transactions contemplated hereby by the stockholders of the Company. The Company shall use its reasonable best efforts to respond promptly to any SEC comments with respect to the Company Proxy Statement and to cause the Company Proxy Statement and the form of proxy, which shall comply as to form with all applicable laws, to be mailed to the Company's stockholders at the earliest practicable date. The Company shall notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Company Proxy Statement or for additional information and will supply Parent with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Company Proxy Statement or the Merger. Prior to filing the Company Proxy Statement with the SEC, the Company shall provide reasonable opportunity for Parent to review and comment upon the contents of the Company Proxy Statement and shall not include therein or omit therefrom any information to which Parent shall reasonably object. The Company Proxy Statement shall include the recommendation of the Board of Directors of the Company in favor of the Merger, subject to Section 6.3. If at any time prior to the Company Stockholders Meeting any event or circumstances relating to the Company, Parent or Merger Subsidiary or any of their respective affiliates, or their respective officers or directors, should be discovered by the Company, Parent or Merger Subsidiary that should be set forth in an amendment or supplement to the Company Proxy Statement, the Company shall promptly inform Parent, and Parent shall promptly inform the Company, as the case may be, and the Company shall promptly prepare and file with the SEC, and mail such amendment or supplement to the stockholders of the Company in accordance with the procedures (including the procedures relating to review and comment by Parent) set forth above.

     SECTION 7.3. Stockholders Meeting. The Company shall call and hold a stockholders meeting for the purpose of voting upon the approval of the Merger and this Agreement as soon as practicable after the date on which the Company Proxy Statement shall have been cleared by the SEC. Subject to the provisions of
Section 6.3, the Company shall solicit from its stockholders proxies in favor of, necessary or advisable to obtain, approval of the Merger and this Agreement, and the Board of Directors shall recommend that holders of Shares vote in favor of and approve the Merger and this Agreement at the Company Stockholders Meeting.

     SECTION 7.4. Access to Information; Confidentiality. The Company shall (and shall cause each of its Subsidiaries to) afford to the officers, employees, accountants, counsel, potential lenders and other representatives of Parent reasonable access, during the period prior to the Effective Time, to all properties, books, Contracts and records of the Company and its Subsidiaries and, during such period, the Company shall (and shall cause each of its Subsidiaries to) furnish promptly to Parent all information concerning the Company's business, properties and personnel as Parent may reasonably request, and the Company shall make available to Parent the appropriate individuals (including attorneys, accountants and other professionals) for discussions of the Company's business, properties and personnel as Parent may reasonably request. Parent acknowledges that certain of the information which may be made available to it is proprietary and includes confidential information. Prior to the Effective Time and for two years after any termination of this Agreement, Parent will hold and will use its best efforts to cause its officers, directors, employees, accountants, counsel, consultants, advisors and agents (collectively, "Representatives") to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, all confidential documents and information concerning the Company ("Evaluation Material") furnished in connection with the transactions contemplated by this Agreement. In the event that Parent or any of its Representatives becomes legally compelled (by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose any of the Evaluation Material, Parent shall provide the Company with prompt prior written notice of such requirement so that the Company may seek a protective order or other appropriate remedy and/or waive compliance with the terms of this Agreement. In the event that such protective order or other remedy is not obtained, or that the Company waives compliance with the provisions hereof, Parent shall furnish only that portion of the Evaluation Material which Parent is advised by written opinion of counsel is legally required and exercise best efforts to obtain assurance that confidential treatment will be accorded such Evaluation Material. The term "Evaluation Material" does not include any information that (i) at the time of disclosure or thereafter is generally available to the public (other than as a result of its disclosure directly or indirectly by Parent or its Representatives), (ii) was available to Parent on a non-confidential basis from a source other than the Company or its advisors, provided that such source is not and was not bound by a confidentiality agreement regarding the Company, or (iii) has been independently acquired or developed by Parent without violating any of its obligations under this Section
7.4. At any time upon written request by the Company, Parent shall promptly return to the Company all copies of the Evaluation Material in its possession or in the possession of its Representatives, and Parent will promptly destroy all copies of any analyses, compilations, studies or other documents prepared by or for Parent or its Representatives or for Parent's or their use which reflect or contain any Evaluation Material.

     SECTION 7.5. Consents; Approvals. The Company and Parent shall each use all reasonable efforts to obtain promptly all consents, waivers, approvals, authorizations or orders (including, without limitation, from all Governmental Authorities), and the Company and Parent shall promptly make all filings (including, without limitation, with all Governmental Authorities) required in connection with the authorization, execution and delivery of this Agreement by the parties hereto and the consummation by them of the transactions contemplated hereby. The Company and Parent shall furnish each other with all information required to be included in the Company Proxy Statement or any application or other filing to be made pursuant to the rules and regulations of any Governmental Authority in connection with the transactions contemplated by this Agreement.

     SECTION 7.6. Indemnification and Insurance.

     (a) The Certificate of Incorporation and ByLaws of the Surviving Corporation shall contain provisions with respect to indemnification similar in all material respects to those set forth in the Certificate of Incorporation and ByLaws of the Company on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect in any material respect the rights thereunder of individuals who at any time prior to the Effective Time were directors or officers of the Company in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), unless such modification is required by law, and each of Parent and the Surviving Corporation shall assume all of the obligations with respect to the Company's director and officer indemnification agreements referenced in Section
4.11 of the Company Disclosure Schedule; provided, however, that nothing in this
Section 7.6 shall prevent the Surviving Corporation from effecting any merger, reorganization or consolidation, provided that the surviving corporation in respect of any such merger, reorganization or consolidation is obligated to comply with this Section 7.6.

     (b) For a period of six years from and after the Effective Time, the Surviving Corporation shall use commercially reasonable efforts to cause to be maintained in effect the liability insurance policies for directors and officers most recently maintained by the Company; provided that the Surviving Corporation may substitute therefor policies, including policies maintained by an affiliate of the Surviving Corporation, providing substantially the same combined coverage and containing terms and conditions substantially the same as the coverage most recently maintained by the Company; and provided further that in no event shall the Surviving Corporation be required to expend more than an amount per year equal to 150% of the current annual premiums paid by the Company to maintain or procure insurance coverage required by this Section 7.6.

     SECTION 7.7. Employee Benefits.

     (a) For a period of at least one year after the Effective Time, Parent shall maintain employee benefits and programs, including a 401(k) plan, for employees of the Company and its Subsidiaries that are in the aggregate not materially less favorable than those being provided to such employees on the date hereof. To the extent any employee benefit plan, program or policy of Parent is made available to the employees of the Surviving Corporation or its Subsidiaries, service with the Company and its Subsidiaries by any employee prior to the Effective Time shall be credited in determining such employee's eligibility and vesting levels (but not for accrual of benefits) under such plans, programs and policies of Parent. For the remainder of the calendar year which includes the Effective Time, Parent shall maintain each cafeteria plan within the meaning of Section 125 of the Code so as to prevent the forfeiture of unused participant account balances under each such plan. This Section 7.7 shall not apply to salaries and bonuses, the amounts of which Parent shall have the right to establish in its sole discretion, subject to any existing employment agreements.

     (b) The Company shall take such actions as are necessary to terminate the Company's Employee Stock Purchase Plan ("ESPP") effective June 30, 1998. After such termination, employee participants in such ESPP shall not be permitted to continue to have the Company withhold any monies for investment in such ESPP and each such employee shall be permitted to elect to receive invested cash or purchase Shares in accordance with the terms of such plan.

     SECTION 7.8. Notification of Certain Matters. In the event that any representations and warranties of the Company shall be or become materially untrue such that the condition set forth in Section 8.2(a) would not be satisfied, the Company shall promptly provide Parent and Merger Subsidiary with a revised Company Disclosure Schedule, if necessary. In the event that the representations and warranties of Parent and Merger Subsidiary shall be or become materially untrue such that the condition set forth in Section 8.3(a) would not be satisfied, Parent and Merger Subsidiary shall promptly notify the Company. No such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

     SECTION 7.9. Further Action. Upon the terms and subject to the conditions hereof, each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, to obtain in a timely manner all necessary waivers, consents, approvals, orders and authorizations and to effect all necessary registrations and filings, and otherwise to satisfy or cause to be satisfied all conditions precedent to its obligations under this Agreement with the objective of consummating the Merger by September 15, 1998.

     SECTION 7.10. Public Announcements. The initial press release relating to this Agreement shall be a joint press release and thereafter Parent and the Company shall consult with each other before issuing any press release, making any written public statement or any oral public announcement (other than discussions with analysts in the ordinary course of business) with respect to the Merger or this Agreement, and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably withheld or delayed; provided, however, that any party may, without the prior consent of the other party, issue such press release or make such public statement as may upon the advice of counsel be required by Law or the rules and regulations of the Nasdaq National Market ("NNM"), if it has used all reasonable effort to consult with the other party.

     SECTION 7.11. Transfer Taxes. Parent and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding all Taxes which become payable by the Company or its Subsidiaries in connection with the transactions contemplated hereby that are required or permitted to be filed on or before the Effective Time. Parent, Merger Subsidiary and the Company agree that the Company (prior to the Merger) and the Surviving Corporation (following the Merger) will pay any real property transfer or gains tax, stamp tax, stock transfer tax or other similar tax imposed on the Merger or the surrender of the Company Common Stock pursuant to the Merger (collectively, "Transfer Taxes"), excluding any Transfer Taxes as may result from the transfer of beneficial interests in the Shares or Options other than as a result of the Merger, and any penalties or interest with respect to the Transfer Taxes. The Company shall cooperate with Merger Subsidiary and Parent in the filing of any returns with respect to the Transfer Taxes.

     SECTION 7.12. Accountant's Letters. Upon reasonable notice from Parent, the Company shall use its reasonable efforts to cause KPMG Peat Marwick to deliver to Parent, a letter covering such matters as are reasonably requested by Parent and as are customarily addressed in accountant's "comfort" letters.

     SECTION 7.13. NNM Listing. The Company shall use its reasonable efforts to continue the quotation of the Company Common Stock on the NNM during the term of this Agreement.

     SECTION 7.14. Financing. Parent shall use its reasonable efforts to consummate the financing contemplated in Section 5.6 hereof.

     SECTION 7.15. Retention Policy. The Company shall adopt a retention policy developed in consultation with, and reasonably acceptable to, Parent providing for benefits of up to $1,100,000 to be paid to the Company's employees.

                                  ARTICLE VIII

                             CONDITIONS TO CLOSING

     SECTION 8.1. Conditions to Obligation of Each Party to Effect the
Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction or, to the extent permitted by applicable Law, waiver at or prior to the Effective Time of the following conditions:

          (a) Stockholder Approval. This Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of the Company;

          (b) HSR Act. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and any formal investigations relating to the Merger that may have been opened by the FTC or the Antitrust Division or any foreign antitrust authority (by means of a written request for additional information or otherwise) shall have been terminated; and

          (c) No Injunctions. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect.

     SECTION 8.2. Additional Conditions to Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to effect the Merger are also subject to the following conditions:

          (a) Representations and Warranties. (i) The representations and warranties of the Company contained in this Agreement that are qualified by materiality or Material Adverse Effect shall have been true and correct, and the representations and warranties of the Company contained in this Agreement that are not so qualified shall have been true and correct in all material respects as of the date of this Agreement, and (ii) the representations and warranties of the Company contained in this Agreement that are qualified by materiality or Material Adverse Effect shall be true and correct, and the representations and warranties of the Company contained in this Agreement that are not so qualified shall be true and correct, except where the failure to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, as of the Effective Time, as though made on and as of the Effective Time, except (A) for changes expressly contemplated by this Agreement or by the Company Disclosure Schedule, (B) where the failure to be true and correct arises from or relates to conditions applicable generally to the Company's industry, including, without limitation, economic and political developments, and (C) those representations and warranties which address matters only as of a particular date (which shall have been true and correct as of such date). Parent and Merger Subsidiary shall have received a certificate to the effect that the foregoing condition has been satisfied signed by the President and the Chief Financial Officer of the Company, which certificate shall specifically indicate the manner in which any representation or warranty of the Company contained in this Agreement, if any, is not true and correct in all respects as of the Effective Time, as though made on and as of the Effective Time.

          (b) Agreements and Covenants. The Company shall have performed and complied in all material respects with all material agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time and Parent and Merger Subsidiary shall have received a certificate to such effect signed by the President and Chief Financial Officer.

          (c) Consents Obtained. All material consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made, by the Company for the authorization, execution and delivery of this Agreement and the consummation by it of the transactions contemplated hereby, including, without limitation, all consents required under any Contract to which the Company or any of its Subsidiaries is a party or by which any of them or their properties or assets are bound, shall have been obtained and made by the Company, except where the failure to receive such consents, waivers, approvals, authorizations or orders would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company as certified by the President and Chief Financial Officer of the Company.

          (d) No Litigation. There shall not be pending by any Governmental Authority any claim, suit, action or proceeding (or by any other Person, any claim, suit, action or proceeding which the Board of Directors of Parent, based upon advice from counsel, believes has a reasonable likelihood of success) (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement or seeking material damages in connection therewith, or (ii) seeking to prohibit or limit the ownership or operation by Parent, the Company or any of their respective Subsidiaries of any material portion of the business or assets of the Company, Parent or any of their respective Subsidiaries, as a result of the Merger or any of the other transactions contemplated by this Agreement.

          (e) Financing. Parent shall have received the proceeds of the financing pursuant to the commitment letters referred to in Section 5.6 hereof.

          (f) Legal Opinion. Parent shall have received a legal opinion, dated the Closing date, of Stradling Yocca Carlson & Rauth in substantially the form attached as Exhibit 8.2(f).

          (g) Dissenting Shares. The number of Dissenting Shares shall not exceed 10% of the outstanding Shares.

          (h) Company Proxy Statement. The Company shall have filed with and have cleared by the SEC the Company Proxy Statement.

     SECTION 8.3. Additional Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the following conditions:

          (a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Subsidiary contained in this Agreement that are qualified by materiality or Material Adverse Effect shall have been true and correct, and the representations and warranties of Parent and Merger Subsidiary contained in this Agreement that are not so qualified shall have been true and correct in all material respects as of the date of this Agreement, and (ii) the representations and warranties of Parent and Merger Subsidiary contained in this Agreement that are qualified by materiality or Material Adverse Effect shall be true and correct, and the representations and warranties of Parent and Merger Subsidiary contained in this Agreement that are not so qualified shall be true and correct, except where the failure to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, as of the Effective Time, as though made on and as of the Effective Time, except (A) for changes expressly contemplated by this Agreement, (B) where the failure to be true and correct arises from or relates to conditions applicable generally to Parent's industry, including, without limitation, economic and political developments, and (C) those representations and warranties which address matters only as of a particular date (which shall have been true and correct as of such date). The Company shall have received a certificate to the effect that the foregoing condition has been satisfied signed by the President and the Chief Financial Officer of Parent, which certificate shall specifically indicate the manner in which any representation or warranty of Parent and Merger Subsidiary contained in this Agreement, if any, is not true and correct in all respects as of the Effective Time, as though made on and as of the Effective Time.

          (b) Agreements and Covenants. Parent and Merger Subsidiary shall have performed or complied in all material respects with all material agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time, and the Company shall have received a certificate to such effect signed by the President and the Chief Financial Officer of Parent.

                                   ARTICLE IX

                                  TERMINATION

     SECTION 9.1. Termination. This Agreement may be terminated and the Merger contemplated herein abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of the Company:

          (a) by mutual written consent of Parent and the Company; or

          (b) by either Parent or the Company if the Merger shall not have been consummated by October 30, 1998; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date; or

          (c) by either Parent or the Company, if any of the conditions to such party's obligation to consummate the transactions contemplated by this Agreement shall have become impossible to satisfy; or

          (d) by either Parent or the Company if a court of competent jurisdiction shall have issued a nonappealable final order, decree or ruling having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger (provided that the right to terminate this Agreement under this Section 9.1(d) shall not be available to any party who has not complied with Section 7.9 and such noncompliance materially contributed to the issuance of any such order, decree or ruling or the taking of such action); or

          (e) by either Parent or the Company if the requisite vote of the stockholders of the Company shall not have been obtained at the Company Stockholders Meeting; or

          (f) by Parent, if the Board of Directors of the Company shall withdraw, modify or change its approval or recommendation of this Agreement or the Merger in a manner adverse to Parent or approves or recommends an Acquisition Proposal or the Company shall have entered into an agreement with respect to an Acquisition Proposal; or

          (g) by the Company if (i) the Board of Directors pursuant to Section 6.3(b) withdraws or modifies its approval or recommendation of this Agreement or the Merger, and (ii) the Company simultaneously with terminating this Agreement pays Parent all Expenses and the Initial Termination Fee in cash and otherwise complies with the provisions of
     Section 6.3(b); or

          (h) by the Company if (i) the Company enters into a definitive agreement in accordance with Section 6.3(b), and (ii) the Company simultaneously with terminating this Agreement pays Parent all Expenses and the Initial Termination Fee in cash and otherwise complies with the provisions of Section 6.3(b); or

          (i) by either Parent or the Company if the Company's Board of Directors shall have requested but not have received an opinion from Morgan Stanley dated as of the date of the Company Proxy Statement to the effect that the consideration to be received by the stockholders of the Company is fair from a financial point of view; or

          (j) by Parent or the Company, upon a material breach of any covenant or agreement on the part of the Company or Parent, respectively, set forth in this Agreement, which breach has not been cured within ten business days following receipt by the breaching party of notice of such breach from the other party, such that the conditions set forth in Section 8.2(b) or
     Section 8.3(b), as the case may be, would not be satisfied; or

          (k) by Parent, if any representation or warranty of the Company shall be untrue such that the condition set forth in Section 8.2(a) would not be satisfied, or by the Company, if any representation or warranty of Parent shall be untrue such that the condition set forth in Section 8.3(a) would not be satisfied.

     Any party desiring to terminate this Agreement shall give written notice thereof and the reasons therefor to the other parties hereto.

     SECTION 9.2. Effect of Termination.

     (a) In the event of the termination of this Agreement in accordance with
Section 9.1, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto or any of its directors, officers, stockholders or affiliates except as set forth in Sections 6.3, 7.4 or 9.3 hereof; provided that nothing herein shall relieve any party from liability for any material breach of any covenant, agreement, representation or warranty contained in this Agreement. The right of any party hereto to terminate this Agreement pursuant to Section 9.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any Person controlling any such party or any of their respective officers, directors, employees, accountants, consultants, legal counsel, agents or other representatives, whether prior to or after the execution of this Agreement.

     (b) The Company shall immediately pay, or cause to be paid, by wire transfer to Parent the sum of (i) all of Parent's out-of-pocket expenses reasonably incurred in connection with the transactions contemplated by this Agreement (the "Expenses"), and (ii) $2,000,000 (the "Initial Termination Fee") upon demand if (A) Parent or the Company terminates this Agreement in accordance with Section 9.1(e) and prior to such termination the Company shall have failed to reaffirm publicly its recommendation regarding the approval of the Merger or this Agreement within three business days after receipt of Parent's written request to do so, (B) Parent terminates this Agreement in accordance with
Section 9.1(f), or (C) the Company terminates this Agreement in accordance with
Section 9.1(g), (h) or (i); provided that (x) if this Agreement is so terminated prior to the date which is 30 days from the date hereof, Parent's Expenses shall not exceed $500,000, (y) if this Agreement is so terminated on or after the date which is 30 days from the date hereof but prior to the date which is 60 days from the date hereof, Parent's Expenses shall not exceed $650,000, and

(z) if this Agreement is so terminated on or after the date which is 60 days from the date hereof, Parent's Expenses shall not exceed $750,000. The amount of Expenses so payable shall be the amount set forth in an estimate delivered by Parent upon termination subject to upward or downward adjustment as provided in the next sentence. In the event that Parent's actual out-of-pocket expenses, as documented in reasonable detail, exceed such estimate, the amount of any such excess (subject to the limitations in the preceding sentence) shall be payable upon demand, and in the event that Parent's actual expenses are less than the amount of such estimate, Parent shall promptly refund such lesser amount. If this Agreement is terminated for the reasons set forth in the first sentence of this Section 9.2(b), on the earlier to occur of (i) the date which is 90 days from the date of such termination or (ii) the consummation by the Company of an Acquisition Proposal, the Company shall immediately pay, or cause to be paid, by wire transfer to Parent $1,000,000. In addition to all other amounts otherwise payable under this Section 9.2(b), if the Company consummates an Acquisition Proposal at any time prior to the second anniversary of the termination of this Agreement for the reasons set forth in the first sentence of this Section 9.2(b), the Company shall immediately pay, or cause to be paid, by wire transfer to Parent $1,000,000. The Initial Termination Fee and the payments referred to in the preceding two sentences are collectively referred to herein as the "Termination Fee."

     SECTION 9.3. Fees and Expenses. Except as set forth in Section 9.2, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided that if this Agreement is terminated for any reason other than a breach by Parent and (i) Parent has not been paid its Expenses pursuant to Section 9.2(b), and (ii) within 18 months of this Agreement being so terminated the Company enters into a definitive agreement concerning an Acquisition Proposal, the Company shall immediately pay or cause to be paid, in same day funds to Parent all of Parent's Expenses. Without limiting the generality of the foregoing, the Company shall be responsible for and pay the reasonable fees and expenses for its legal, financial and accounting advisors, including, without limitation, Morgan Stanley, KPMG Peat Marwick, Stradling Yocca Carlson & Rauth and Ropes & Gray, and all filing, printing and other fees and expenses relating to the Company Proxy Statement and the Company Stockholders Meeting.

                                   ARTICLE X

                               GENERAL PROVISIONS

     SECTION 10.1. Effectiveness of Representations and Warranties. The representations and warranties in this Agreement shall terminate at the Effective Time. In the event of any inconsistency between the statements made in the body of this Agreement and those contained in the Company Disclosure Schedule (other than an express exception to a specifically identified statement), those in this Agreement shall control.

     SECTION 10.2. Survival. The provisions of this Agreement shall terminate at the Effective Time or upon termination of this Agreement pursuant to Section 9.1, as the case may be, except that (i) if the Merger is consummated, the agreements in Articles I and II and Sections 7.6, 7.7, 7.10 and 7.11 shall survive the Effective Time indefinitely unless otherwise limited to specific periods in accordance with their respective terms, and (ii) the agreements in Sections 9.2 and 9.3 shall survive termination of this Agreement indefinitely.

     SECTION 10.3. Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made if and when delivered personally or by overnight courier to the parties at the following addresses or sent by electronic transmission, with confirmation received, to the telecopy numbers specified below (or at such other address or telecopy number for a party as shall be specified by like notice):

        (a) If to Parent or Merger Subsidiary:

            Schwinn Holdings Corporation
            c/o Questor Management Company
            4000 Town Center, Suite 530
            Southfield, MI 48075
            (248) 213-2200
            (248) 213-2215 (facsimile)
            Attention: Robert E. Shields, President

            With a copy to:

            Drinker Biddle & Reath LLP
            1345 Chestnut Street, Suite 1100
            Philadelphia, Pennsylvania 19107-3496
            215-988-2700
            215-988-2757 (facsimile)
            Attention: John C. Bennett, Jr., Esq.

        (b) If to the Company:

            GT Bicycles, Inc.
            2001 East Dyer Road
            Santa Ana, California 92705
            (714) 481-7100
            (714) 481-7115 (facsimile)
            Attention: Michael C. Haynes, President and Chief Executive Officer

            With copies to:

            Stradling Yocca Carlson & Rauth          Ropes & Gray
            660 Newport Center Drive, Suite 1600     One International Place
            Newport Beach, California 92660-6441     Boston, Massachusetts 02110
            949-725-4000                             (617) 951-7000
            949-725-4100 (facsimile)                 (617) 951-7050 (facsimile)
            Attention: K.C. Schaaf, Esq              Attention: David C. Chapin, Esq.

     SECTION 10.4. Certain Definitions. The following terms, as used herein, have the following meanings:

     "Acquisition Proposal" shall have the meaning as is set forth in Section 6.3(a) of the Agreement.

     "Agreement" shall have the meaning as set forth in the Preamble.

     "Antitrust Division" shall mean the Antitrust Division of the Department of Justice.

     "Bank of America Warrant" shall have the meaning as set forth in Section 2.1(f)

     "CERCLA" shall mean the Comprehensive Environmental Response, Compensation and Liability Act, as amended.

     "Closing" shall have the meaning as set forth in Section 1.2 of the Agreement.

     "COBRA" shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

     "Code" shall mean the Internal Revenue Code of 1986, as amended.

     "Company" shall have the meaning as set forth in the Preamble.

     "Company Balance Sheet" shall mean the consolidated balance sheet of the Company as of December 31, 1997 set forth in the Company's most recent Form 10-K included in the Company Securities Documents.

     "Company Common Stock" shall have the meaning as set forth in the Preamble.

     "Company Disclosure Schedule" shall mean the written disclosure schedule delivered on or prior to the date hereof by the Company to Parent and Merger Subsidiary that is arranged in paragraphs corresponding to the numbered and lettered paragraphs corresponding to the numbered and lettered paragraphs contained in the Agreement.

     "Company Form 10-K" shall have the meaning as set forth in Section 4.7 of the Agreement.

     "Company Form 10-Q" shall have the meaning as set forth in Section 4.7 of the Agreement.

     "Company Preferred Stock" shall have the meaning as set forth in Section
4.5 of the Agreement.

     "Company Proxy Statement" shall have the meaning as set forth in Section
4.9 of the Agreement.

     "Company Securities" shall have the meaning as set forth in Section 4.5(b) of the Agreement.

     "Company Securities Documents" shall have the meaning as set forth in
Section 4.7

     "Company Stockholders Meeting" shall mean the meeting of the holders of the Company Common Stock held for the purposes of approving the Agreement and the Merger and any adjournment thereof.

     "Constituent Corporations" shall have the meaning as set forth in Section
1.1 of the Agreement.

     "Contract" shall mean any legally binding contract, agreement, indenture, arrangement, instrument, commitment or understanding, whether written or oral.

     "Current Real Property" shall have the meaning as is set forth in Section 4.22(b) of the Agreement.

     "DGCL" shall have the meaning as set forth in the Preamble.

     "Dissenting Shares" shall have the meaning as set forth in Section 2.3 of the Agreement.

     "DOL" shall mean the Department of Labor.

     "Effective Time" shall have the meaning as set forth in Section 1.3 of the Agreement.

     "Employee Benefit Plans" shall have the meaning as set forth in Section 4.20(a) of the Agreement.

     "Employee Pension Benefit Plan" shall have the meaning as set forth in
Section 4.20(b) of the Agreement.

     "Environmental Laws" means all Laws concerning or relating to industrial hygiene or protection of human health or the environment or to emissions, discharges or releases of pollutants, contaminants or other Hazardous Substances or wastes into the environment, including without limitation ambient air, surface water, ground water or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants or other Hazardous Substances or wastes or the clean-up or other remediation thereof.

     "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

     "ERISA Affiliate" shall have the meaning as set forth in Section 4.20(a) of the Agreement.

     "ESPP" shall have the meaning as set forth in Section 7.7(b) of the Agreement.

     "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

     "Exchange Agent" shall have the meaning as set forth in Section 2.2 of the Agreement.

     "Exchange Fund" shall have the meaning as set forth in Section 2.2 of the Agreement.

     "Expenses" shall have the meaning as set forth in Section 9.2(b) of the Agreement.

     "Evaluation Material" shall have the meaning as set forth in Section 7.4 of the Agreement.

     "Former Real Property" shall have the meaning as is set forth in Section 4.22(c) of the Agreement.

     "FTC" shall mean the Federal Trade Commission

     "GAAP" shall have the meaning as set forth in Section 4.8 of the Agreement.

     "Governmental Authority" shall mean any Federal, state, local or foreign government or any court, tribunal, administrative agency or commission or other governmental or regulatory official, authority or agency.

     "Hazardous Substances" shall mean any substance regulated under any Environmental Laws including, without limitation, any substance which is: (A) petroleum, asbestos or asbestos-containing material, or polychlorinated biphenyls; (B) defined, designated or listed as a "Hazardous Substance" pursuant to Sections 307 and 311 of the Clean Water Act, 33 U.S.C. sections 1317, 1321,
Section 101(14) of CERCLA, 42 U.S.C. sec. 9601; (C) listed in the United States Department of Transportation Hazardous Material Tables, 49 C.F.R. sec. 172.101;
(D) defined, designated or listed as a "Hazardous Waste" under Section 1004(5) of the Resource and Conservation and Recovery Act, 42 U.S.C. 6903(5).

     "HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     "Initial Termination Fee" shall have the meaning as set forth in Section 9.2(b) of the Agreement.

     "Intellectual Property Rights" shall have the meaning as set forth in
Section 4.18 of the Agreement.

     "IRS" shall mean the Internal Revenue Service.

     "Law" shall mean any law (including, without limitation, principles of common law), statute, regulation, License, judgment, order, award or other decision or requirement of any arbitrator, court or Governmental Authority (domestic or foreign).

     "Liabilities" shall have the meaning as set forth in Section 4.23 of the Agreement.

     "Licenses" shall have the meaning as set forth in Section 4.1 of the Agreement.

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect to such asset.

     "Material Adverse Effect" means, with respect to any Person, any change, effect or event that is or is reasonably likely to be (i) material and adverse to the condition (financial or otherwise), business, properties, assets, liabilities, results of operations, cash flows or prospects of such Person and its Subsidiaries taken as a whole, or (ii) does or is reasonably likely to materially impair the ability of such Person to perform its obligations under this Agreement or otherwise materially threatens or impedes the consummation of the Merger and the other transactions contemplated by this Agreement or the conduct of the business of the Surviving Corporation.

     "Merger" shall have the meaning as set forth in the Preamble.

     "Merger Consideration" shall have the meaning as set forth in Section 2.1(c) of the Agreement.

     "Merger Subsidiary" shall have the meaning as set forth in the Preamble.

     "Morgan Stanley" shall mean Morgan Stanley & Co. Incorporated.

     "NNM" shall mean the Nasdaq National Market as defined in Section 7.13 of the Agreement.

     "Option" shall have the meaning as set forth in Section 2.1(e) of the Agreement.

     "Parent" shall have the meaning as set forth in the Preamble.

     "PBGC" shall mean the Pension Benefit Guaranty Corporation.

     "Permitted Investments" shall have the meaning as set forth in Section 2.2(g) of the Agreement.

     "Person" means an individual, a corporation, a partnership, an association, a trust, a limited liability company or any other entity or organization, including a Governmental Authority.

     "Products" shall have the meaning as set forth in Section 4.13 of the Agreement.

     "Representatives" shall have the meaning as set forth in Section 7.4 of the Agreement.

     "Response," "Removal" and "Remedial Action" shall have the meanings ascribed to them in Sections 101(23)-101(25) of CERCLA, as amended by the Superfund Amendments and Reauthorization Act, 42 U.S.C.
sec.sec. 9601(23)-9601(25).

     "SEC" shall refer to the Securities and Exchange Commission.

     "Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

     "Shares" shall have the meaning as set forth in the Preamble.

     "Solvent" shall have the meaning as set forth in Section 5.11 of the Agreement.

     "Stockholders Agreement" shall have the meaning as set forth in the Preamble.

     "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof), (ii) any partnership (a) the sole general partner or managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof), and (iii) with respect to the Company, any corporation, association or other business entity which is included in the Company's consolidated financial statements.

     "Superior Proposal" shall have the meaning as is set forth in Section 6.3(b) of the Agreement.

     "Superior Proposal Notice" shall have the meaning as is set forth in
Section 6.3(b) of the Agreement.

     "Surviving Corporation" shall have the meaning as set forth in Section 1.1 of the Agreement.

     "Tax or Taxes" shall mean any federal, foreign, state, county or local taxes, charges, fees, levies, duties or other assessments, including, but not limited to, all net income, gross income, sales and use, transfer, gains, profits, excise, franchise, real and personal property, gross receipts, capital stock, production, business and occupation, customs, disability, employment, payroll, license, estimated, severance or withholding taxes or charges imposed by any Governmental Authority, and includes any interest and penalties (civil or criminal) on or additions to any such taxes.

     "Tax Return" means a return or report, including accompanying schedules, required to be supplied to a governmental entity with respect to Taxes including, where permitted or required, combined or consolidated returns for a group of entities and information returns.

     "Termination Fee" shall have the meaning as set forth in Section 9.2(b) of the Agreement.

     "Transfer Taxes" shall have the meaning as set forth in Section 7.11 of the Agreement.

     SECTION 10.5. Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that after approval of the Merger by the stockholders of the Company, no amendment may be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

     SECTION 10.6. Waiver. At any time prior to the Effective Time, any party hereto may with respect to any other party hereto (a) extend the time for performance of any of the obligations or other acts, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (c) to the extent permitted by applicable Law, waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

     SECTION 10.7. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     SECTION 10.8. Specific Performance. The parties hereto agree that if for any reason any party hereto shall have failed to perform its obligations under this Agreement, then any other party hereto seeking to enforce this Agreement against such nonperforming party, in addition to any damages and other remedies available to it, shall be entitled to specific performance and injunctive and other equitable relief, and the parties hereto further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

     SECTION 10.9. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible, in an acceptable manner, to the end that transactions contemplated hereby are fulfilled to the extent possible.

     SECTION 10.10. Entire Agreement. This Agreement (inclusive of the Company Disclosure Schedule) constitutes the entire agreement and supersedes all prior agreements and undertakings (including, without limitation, the letter agreements between Parent and the Company dated as of December 10, 1997 and May 27, 1998) both oral and written, among the parties, or any of them, with respect to the subject matter hereof.

     SECTION 10.11. Assignment; Guarantee of Merger Subsidiary
Obligations. Parent and Merger Subsidiary may assign this Agreement in whole or in part to any wholly-owned Subsidiary. The Company shall not assign this Agreement or any rights hereunder, or delegate any obligations hereunder, without prior written consent of Parent. Subject to the foregoing, this Agreement and the rights and obligations set forth herein shall inure to the benefit of, and be binding upon, the parties hereto, and each of their respective successor and assigns. Parent guarantees the full and punctual performance by Merger Subsidiary and any assignee of Parent or Merger Subsidiary of all the obligations hereunder of Merger Subsidiary or such assignee.

     SECTION 10.12. Parties In Interest. Except as expressly provided herein, this Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, including, without limitation, by way of subrogation.

     SECTION 10.13. Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

     SECTION 10.14. Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware applicable to contracts executed and fully performed within the State of Delaware.

     SECTION 10.15. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

     IN WITNESS WHEREOF, Parent, Merger Subsidiary and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                          SCHWINN HOLDINGS CORPORATION

                                          By:     /s/ KEVIN G. KEENLEY
                                            ------------------------------------
                                            Name: Kevin G. Keenley
                                            Title: Vice President and Treasurer

                                          SPK ACQUISITION CORPORATION

                                          By:     /s/ KEVIN G. KEENLEY
                                            ------------------------------------
                                            Name: Kevin G. Keenley
                                            Title: Vice President and Treasurer

                                          GT BICYCLES, INC.

                                          By:      /s/ MICHAEL HAYNES
                                            ------------------------------------
                                            Name: Michael Haynes
                                            Title: Chief Executive Officer

                                   EXHIBIT C


                             STOCKHOLDERS AGREEMENT

                           DATED AS OF JUNE 22, 1998
                                  BY AND AMONG
                         SCHWINN HOLDINGS CORPORATION,

                               GT BICYCLES, INC.
                                      AND
                      EACH OF THE INDIVIDUALS AND ENTITIES
                      LISTED ON THE SIGNATURE PAGE HERETO

                             STOCKHOLDERS AGREEMENT

     THIS STOCKHOLDERS AGREEMENT (this "Agreement") is made and entered into as of June 22, 1998, by and among Schwinn Holdings Corporation, a Delaware corporation ("Parent"), GT Bicycles, Inc., a Delaware corporation (the "Company"), and the individuals and entities listed on Schedule A attached hereto (each of such individuals and entities being a "Stockholder" and, collectively, the "Stockholders").

     WHEREAS, Parent, SPK Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Subsidiary"), and the Company, propose to enter into an Agreement and Plan of Merger dated as of the date hereof (as the same may be amended, the "Merger Agreement") providing for the merger of Merger Subsidiary with and into the Company (the "Merger"), upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"); and

     WHEREAS, as a condition and inducement to Parent's willingness to enter into the Merger Agreement, Parent has requested that that each Stockholder enter into this Agreement.

     NOW, THEREFORE, to induce Parent to enter into, and in consideration of its entering into, the Merger Agreement, and in consideration of the premises and the representations, warranties and agreements contained herein, the parties, intending to be legally bound, hereby agree as follows (capitalized terms used but not defined herein shall have the meanings as set forth in the Merger Agreement):

     1. COVENANTS OF EACH STOCKHOLDER. Each Stockholder, severally and not jointly, agrees as follows:

          (a) Vote for the Merger. At any meeting of stockholders of the Company called to vote upon the Merger or the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought, the Stockholder shall vote (or cause to be voted) all shares of Company Common Stock beneficially owned by the Stockholder or over which the Stockholder has any voting power (together with any other shares of Company Common Stock acquired by the Stockholder or over which the Stockholder acquires voting power after the date hereof, the "Subject Shares") in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the terms thereof and, to the extent presented to the stockholders of the Company for a vote, each of the other transactions contemplated by the Merger Agreement or this Agreement. The Stockholder hereby waives any appraisal rights granted pursuant to Section 262 of the DGCL (or any successor provision) to which it may otherwise be entitled as a result of the Merger or the other transactions contemplated by the Merger Agreement.

          (b) Vote Against Acquisition Proposals. At any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval of the stockholders of the Company is sought, the Stockholder shall vote (or cause to be voted) the Subject Shares against (i) any merger or merger agreement (other than the Merger and the Merger Agreement), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other Acquisition Proposal, (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement, and
     (iii) any amendment of the Company's certificate of incorporation or by-laws or other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of capital stock of the Company. Subject to Section 9, the Stockholder shall not commit or agree to take any action inconsistent with the foregoing.

          (c) Transfer of Subject Shares, Options and Warrants. Except pursuant to this Agreement, the Stockholder shall not, without the prior written consent of Parent, (i) sell or otherwise transfer or dispose of the Subject Shares, any options or warrants to purchase shares of Company Common Stock ("Options" and "Warrants," respectively) or any shares of Company Common Stock subject to any Option or Warrant to any person, other than pursuant to the terms of the Merger, (ii) enter into any voting arrangement, whether by proxy, power-of-attorney, voting agreement, voting trust or otherwise, in connection with, directly or indirectly, any Acquisition Proposal, or (iii) commit or agree to take any of the foregoing actions.

          (d) No Solicitation. The Stockholder shall not, nor shall it permit any of its affiliates or any director, officer, employee, investment banker, attorney or other adviser or representative of any of the foregoing to, (i) directly or indirectly, solicit, initiate or encourage the submission of, any Acquisition Proposal, or (ii) subject to the terms of
     Section 9, directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal.

          (e) Stockholder Assistance. Subject to Section 9, the Stockholder shall use its reasonable best efforts to assist and cooperate with the parties to the Merger Agreement to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by the Merger Agreement, subject, in each case to the requirements of applicable laws.

          (f) Termination of Covenants. The covenants and agreements set forth in this Section 1 shall terminate and be of no further force and effect upon the earlier to occur of (i) the Effective Time of the Merger, or (ii) the date of termination of the Merger Agreement.

        2. OPTION TO PURCHASE SUBJECT SHARES.

          (a) Subject to the terms and conditions set forth herein, each Stockholder hereby grants to Parent an irrevocable option (the "Parent Option") to purchase all of such Stockholder's Subject Shares at a price per share in cash (the "Purchase Price") equal to $8.00 per Subject Share.

          (b) Parent may exercise the Parent Option in whole but not in part, at any time after the occurrence of a Purchase Event (as defined below); provided, however, that, to the extent the Parent Option shall not have been previously exercised, it shall terminate and be of no further force and effect upon the earlier to occur of (i) the Effective Time of the Merger, (ii) the date of termination of the Merger Agreement pursuant to Sections 9.1(a) and 9.1(d) thereof, or (iii) six months from the date of termination of the Merger Agreement pursuant to any other Section thereof (such date, the "Termination Date"). Notwithstanding the foregoing, if the Parent Option cannot be exercised before the Termination Date as a result of any injunction, order or similar restraint issued by a court of competent jurisdiction, the Parent Option shall expire (and the Termination Date shall be so extended until the earlier of) (i) on the 30th business day after such injunction, order or restraint shall have been dissolved, or
     (ii) when such injunction, order or restraint shall have become permanent and no longer subject to appeal, as the case may be.

          (c) As used herein, a "Purchase Event" shall mean any of the following events:

             (i) any person (other than Parent or any of its subsidiaries) shall have commenced (as such term is defined in Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), or shall have filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to, a tender offer or exchange offer to purchase any Company Common Stock such that, upon consummation of such offer, such person would have Beneficial Ownership (as defined below) of 50% or more of the then outstanding shares of Company Common Stock;

             (ii) the Company or any of its subsidiaries shall or shall have entered into, authorized, recommended, proposed or publicly announced an intention to enter into, authorize, recommend, or propose, an agreement, arrangement or understanding with any person (other than Parent or any of its subsidiaries) to, or any person (other than Parent or any of its subsidiaries) shall have publicly announced a bona fide intention to effect any Acquisition Proposal with the Company;

             (iii) any person (other than Parent or any of its subsidiaries, and other than a Stockholder) shall have acquired Beneficial Ownership or the right to acquire Beneficial Ownership of 50% or more of the outstanding shares of the Company Common Stock;

             (iv) the Company's Board of Directors (or any committee thereof)
        (A) shall have withdrawn, modified or changed its recommendation regarding the approval of the Merger or the Merger Agreement or the transactions contemplated thereby in a manner adverse to Parent, (B) shall have recommended to the stockholders of the Company any Acquisition Proposal, or (C) shall have resolved, or entered into any agreement, to do any of the foregoing;

             (v) with respect to a particular Stockholder, such Stockholder shall have breached in any material respect any of its obligations under this Agreement;

             (vi) the Company shall have delivered a Superior Proposal Notice.

          (d) As used herein, the terms "Beneficial Ownership," "Beneficial Owner" and "Beneficially Own" shall have the meanings ascribed to them in Rule 13d-3 under the Exchange Act. As used herein, "person" shall have the meaning specified in Sections 3(a)(9) and 13(d)(3) of the Exchange Act.

          (e) In the event Parent wishes to exercise the Parent Option, it shall deliver to each Stockholder at the address set forth on Schedule A, a written notice (the date of which being herein referred to as the "Notice Date") specifying a place and date not earlier than two business days nor later than 30 calendar days from the Notice Date for the closing of such purchase; provided that if the closing of the purchase and sale pursuant to the Parent Option (the "Closing") cannot be consummated by reason of any applicable judgment, decree, order, law or regulation, the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which such restriction on consummation has expired or been terminated; and, provided further that, without limiting the foregoing, if prior notification to or approval of any regulatory authority is required in connection with such purchase, Parent and, if applicable, each Stockholder, shall promptly file the required notice or application for approval and shall expeditiously process the same (and each Stockholder shall cooperate in a commercially reasonable manner with Parent in the filing of any such notice or application and the obtaining of any such approval), and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which, as the case may be, (i) any required notification period has expired or been terminated, or (ii) such approval has been obtained, and in either event, any requisite waiting period has passed.

          (f) At the Closing, Parent shall pay to each Stockholder the aggregate Purchase Price for the shares of Company Common Stock purchased from such Stockholder pursuant to the exercise of the Parent Option. At such Closing, simultaneously with the delivery of the Purchase Price, each Stockholder shall transfer to Parent good, valid and marketable title to, and shall deliver to Parent a certificate or certificates representing, the number of shares of Company Common Stock purchased by Parent, registered in the name of Parent or a nominee designated in writing by Parent (or if it is not possible to have such registration completed prior to Closing, the certificates delivered shall be accompanied by appropriate stock power(s) in form reasonably satisfactory to Parent), which shares shall be fully paid and non-assessable and free and clear of all Liens, rights of first refusal or offer, proxies, voting trusts or agreements, understandings or arrangements or other encumbrances of any kind whatsoever other than any restrictions under the Securities Act or the Exchange Act.

          (g) In the event of any change in Company Common Stock by reason of a stock dividend, split-up, recapitalization, merger, consolidation, reorganization, combination, exchange of shares or similar transaction, the type and number of shares or securities subject to the Parent Option, and the Purchase Price therefor, shall be adjusted appropriately so that Parent shall receive upon exercise of the Parent Option the same class and number of outstanding shares or other securities or property that Parent would have received in respect of Company Common Stock if the Parent Option had been exercised immediately prior to such event, or the record date therefor, as applicable.

          (h) In the event that Parent has purchased the Subject Shares pursuant to the Parent Option and, within 180 days after the date of such purchase, Parent or any affiliate thereof sells, transfers, exchanges or disposes of any of the Subject Shares acquired upon exercise of the Parent Option other than in connection with the consummation of an Acquisition Proposal or a transaction with an affiliate of Parent (a "Disposition") then, within two business days after the closing of such Disposition, Parent shall tender and pay to each Stockholder, in immediately available funds, their respective pro rata share (calculated based on the respective amount of the Subject Shares purchased from each Stockholder pursuant to the Parent Option) of 50% of the Net Profit realized by Parent in connection with such Disposition. As used in this Section 2(h), "Net Profit" shall mean an amount equal to the excess, if any, of (i) the gross amount realized by Parent from a Disposition over (ii) the aggregate purchase price paid by Parent with respect to the Subject Shares subject to such Disposition, with such excess being reduced by the sum of (A) all reasonable out-of-pocket fees, costs and expenses incurred by Parent and its affiliates in connection with such Disposition (including, without limitation, all fees, costs and expenses of counsel) and (B) all customary brokerage fees and commissions, if any, incurred in connection with such Disposition.

     3. REGISTRATION RIGHTS. Upon exercise of the Parent Option, Parent shall be entitled to have the Subject Shares purchased thereby registered under the Securities Act of 1933, as amended, pursuant to the terms of Section 7 of the Amendment and Restatement of Stockholders Agreement dated as of November 12, 1993 among GT Holdings, Inc., GT Acquisition Corporation, Bain Capital Fund IV, L.P., Bain Capital Fund IV-B, L.P., BCIP Associates, BCIP Trust Associates, L.P., Jackson National Life Insurance Company and each of the persons designated as the Management Stockholders on the signature page of such agreement (the "Stockholders Agreement"), which terms are incorporated herein by reference and made a part hereof. For purposes of such registration rights, Parent shall be deemed to own 100% of the Investor Shares (as defined in the Stockholders Agreement).

     4. REPRESENTATIONS AND WARRANTIES OF EACH STOCKHOLDER. Each Stockholder hereby, severally and not jointly, represents and warrants to Parent as of the date hereof as follows:

          (a) Authority. The Stockholder has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Stockholder (or in the case of any Stockholder which is a trust, by the trustee on behalf of such trust, or in the case of any Stockholder which is a partnership by a general partner on behalf of such partnership) and constitutes a valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with or result in any violation of or default (with or without notice or lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Stockholder. If the Stockholder is married and the Stockholder's Subject Shares, Options or Warrants constitute community property, or the Stockholder otherwise needs spousal approval for this Agreement to be legal, valid and binding, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding obligation of, the Stockholder's spouse, and is enforceable against such spouse in accordance with its terms. No trust which is a Stockholder requires the consent of any beneficiary to the execution and delivery of this Agreement or to the consummation of the transactions contemplated hereby.

          (b) Shares, Options and Warrants. The Stockholder is the sole beneficial and (except as set forth on Schedule A) record owner of, and has good and marketable title to, the shares of Company Common Stock, Options and Warrants set forth opposite such Stockholder's name on Schedule A, free and clear of any Liens. The Stockholder does not own, of record or beneficially, any shares of capital stock of the Company other than the shares of Company Common Stock set forth opposite such Stockholder's name on Schedule A and the shares of Company Common Stock subject to any Options or Warrants set forth opposite such Stockholder's name on Schedule A. The Stockholder has the sole right to vote such shares of Company Common Stock, and none of such shares of Company Common Stock is subject to any voting trust or other agreement, arrangement or restriction, except as contemplated by this Agreement or as otherwise set forth on Schedule A. Except as set forth in Schedule A, the Stockholder does not own or hold any rights to acquire any additional shares of capital stock of the Company or any interest therein or any voting rights with respect to any additional shares of Company Common Stock.

     5. REPRESENTATIONS AND WARRANTIES OF PARENT. Parent hereby represents and warrants to each Stockholder that Parent has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by Parent and constitutes a valid and binding obligation of Parent enforceable against Parent in accordance with its terms

     6. FURTHER ASSURANCES. Each Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

     7. ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties, except that Parent may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to any direct or indirect wholly-owned subsidiary of Parent; provided, however, that no such assignment shall relieve Parent of its obligations hereunder if such assignee does not perform such obligations. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective heirs, successors and assigns.

     8. GENERAL PROVISIONS.

          (a) Expenses. Each of the parties hereto shall pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel, except that the Company shall pay the reasonable fees of Ropes & Gray incurred by the Stockholders in connection with this Agreement.

          (b) Amendments. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

          (c) Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to Parent and the Company in accordance with the notification provision contained in the Merger Agreement and to the Stockholders at their respective addresses set forth on Schedule A (or at such other address for a party as shall be specified by like notice).

          (d) Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

          (e) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more of the counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

          (f) Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the documents and instruments referred to herein) (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (ii) is not intended to confer upon any person other than the parties hereto and Merger Subsidiary, which is an express beneficiary of this Agreement, any rights or remedies hereunder.

          (g) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

          (h) Public Announcements. The Stockholders and Parent shall consult with each other and use reasonable efforts to agree upon the text of any press release, before issuing any press release or otherwise making public statements with respect to the transactions contemplated by this Agreement and the Merger Agreement and shall not issue any such press release or make any such public statement without the prior consent of the other parties hereto, which consent shall not be unreasonably withheld or delayed, except as may be required by applicable law (including requirements of stock exchanges and other similar regulatory bodies).

          (i) Severability. If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law, and the parties hereto shall negotiate in good faith a substitute term or provision that comes as close as possible to the invalidated and unenforceable term or provision, and that puts each party in a position as nearly comparable as possible to the position each such party would have been in but for the finding of invalidity or unenforceability, while remaining valid and enforceable.

     9. STOCKHOLDER CAPACITY. No person executing this Agreement who is or becomes during the term hereof a director or officer of the Company makes any agreement or understanding herein in his or her capacity as such director or officer and nothing herein shall limit or affect any action taken by such person in his or her capacity as a director or officer. Each Stockholder signs solely in his or her capacity as the record holder and beneficial owner of, or the trustee of a trust whose beneficiaries are the beneficial owners of, or the general partner of a partnership which is the beneficial owner of such Stockholder's Subject Shares, Options and Warrants and nothing herein shall limit or affect any actions taken by a Stockholder in his or her capacity as an officer or director of the Company. Nothing in this Agreement shall be deemed, prior to exercise of the Parent Option, to constitute a transfer of the beneficial ownership of the Subject Shares by any Stockholder.

     10. ENFORCEMENT. The parties agree, and the beneficiaries of each trust which is a party hereto have agreed, that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to a temporary restraining order and preliminary and permanent injunctive relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the Untied States located in the State of Delaware or in a Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto
(a) consents to submit to the personal jurisdiction of any United States court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (b) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court,
(c) agrees that such party will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than a United States court sitting in the State of Delaware or a Delaware state court, and (d) waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions contemplated hereby.

     IN WITNESS WHEREOF, Parent has caused this Agreement to be signed by its officer thereunto duly authorized and each Stockholder has signed this Agreement or has caused this Agreement to be signed by its officer thereunto duly authorized, all as of the date first written above.

SCHWINN HOLDINGS CORPORATION                             GT BICYCLES, INC.

By: /s/ KEVIN G. KEENLEY                                 By: /s/ MICHAEL HAYNES
------------------------------------------------         ------------------------------------------------
Name: Kevin G. Keenley                                   Name: Michael Haynes
Title:  Vice President and Treasurer                     Title:  Chief Executive Officer

STOCKHOLDERS:
BAIN CAPITAL FUND IV, L.P.                               BAIN CAPITAL FUND IV-B, L.P.
By: Bain Capital Partners IV, L.P.                       By: Bain Capital Partners IV, L.P.
By: Bain Capital Investors, Inc.                         By: Bain Capital Investors, Inc.

By: /s/ W. MITT ROMNEY                                   By: /s/ W. MITT ROMNEY
------------------------------------------------         ------------------------------------------------
Name: W. Mitt Romney                                     Name: W. Mitt Romney
Title:  Managing Director                                Title:  Managing Director
BCIP ASSOCIATES                                          BCIP TRUST ASSOCIATES, L.P.

By: /s/ W. MITT ROMNEY                                   By: /s/ W. MITT ROMNEY
------------------------------------------------         ------------------------------------------------
Name: W. Mitt Romney                                     Name: W. Mitt Romney
Title:  Authorized Partner                               Title:  Authorized Partner

                           SCHEDULE A -- STOCKHOLDERS

                                                   NUMBER OF SHARES     NUMBER OF SHARES
                               NUMBER OF SHARES       OF COMPANY           OF COMPANY
                                  OF COMPANY         COMMON STOCK         COMMON STOCK
      NAME AND ADDRESS           COMMON STOCK     UNDERLYING OPTIONS   UNDERLYING WARRANTS
      ----------------         ----------------   ------------------   -------------------
Bain Capital Fund IV, L.P.          969,342                0                     0
  c/o Bain Capital, Inc.
  Two Copley Place
  Boston, MA 02118
Bain Capital Fund IV-B, L.P.      1,109,328                0                     0
  c/o Bain Capital, Inc.
  Two Copley Place
  Boston, MA 02118
BCIP Associates                     102,388                0                     0
  c/o Bain Capital, Inc.
  Two Copley Place
  Boston, MA 02118
BCIP Trust Associates, L.P.          49,023                0                     0
  c/o Bain Capital, Inc.
  Two Copley Place
  Boston, MA 02118

                                     -viii-